UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

28 July 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

 Preliminary results, year ended 30 June 2016
28 July 2016

Stronger organic growth underpins improving momentum across the business

●
Organic results improved with volume growth of 1.3%, net sales growth of 2.8%, and operating profit growth of 3.5%

●
Reported net sales declined 3.0% as organic growth in each region and acquisitions were more than offset by adverse exchange and disposals

●
Reported operating profit grew 1.6% with organic growth, lower exceptional operating charges and acquisitions partially offset by adverse exchange and disposals

●
Free cash flow continued to be strong at £2.1 billion, up £134 million on last year. Operating cash flow was £2.5 billion

●
Basic eps of 89.5 pence was down 6% as lower exceptional income reduced basic eps by 6.1 pence. Pre-exceptional eps increased 1% to 89.4 pence

●
The board recommended a final dividend increase of 5% bringing the full year dividend to 59.2 pence per share

See explanatory notes section for explanation of the use of non-GAAP measures.

Ivan Menezes, Chief Executive, commenting on the results said:

"This is a good set of results delivering what we set out to achieve this time last year and demonstrating our momentum.

This better performance reflects the work we have done to strengthen our big brands through marketing and innovation, as well as expanding our distribution reach. Our six global brands and our US spirits business are all back in growth and we have seen a significant improvement in the performance of our scotch and beer portfolios. The delivery of volume growth; organic margin expansion; increased free cash flow; and the disposal of £1bn in non-core assets, comes from Exaim to improve the role of alcohol in society, partner with our communities and reduce our environmental impact.
These results position us well to deliver a stronger performance in F17. We are confident of achieving our objective of mid-single digit top line growth, and in the three years ending F19 delivering 100bps of organic operating margin improvement.”

Key financial information
For the year ended 30 June 2016
Summary financial information

		2016	2015	Organic growth %	Reported growth %
Volume	EUm	246.4	246.2	1	-
Net sales	£ million	10,485	10,813	3	(3)
Marketing	£ million	1,562	1,629	(2)	(4)
Operating profit before exceptional items	£ million	3,008	3,066	3	(2)
Exceptional operating items	£ million	(167)	(269)
Operating profit	£ million	2,841	2,797		2
Share of associates and joint ventures profit after tax	£ million	221	175		26
Exceptional non-operating items	£ million	123	373
Net finance charges	£ million	327	412
Tax rate	%	17.4	15.9		9
Tax rate before exceptional items	%	19.0	18.3		4
Profit attributable to parent company’s shareholders	£ million	2,244	2,381		(6)
Basic earnings per share	pence	89.5	95.0		(6)
Earnings per share before exceptional items	pence	89.4	88.8		1
Recommended full year dividend	pence	59.2	56.4		5

Exceptional items (for further details see notes 3)	2016
£ million
Operating items before taxation
Impairment of Ypióca	(118)
Disengagement agreement relating to USL	(49)
Total operating items before taxation	(167)

Non-operating items before taxation
Sale of Jamaica, Singapore and Malaysia brewing businesses	457
Sale of wines	(229)
Provision for a receivable related to a loan guarantee	(92)
Other	(13)
Total non-operating items before taxation	123

Outlook for exchange
Using current exchange rates (£1 = $1.31; £1 = €1.19), the exchange rate movement for the year ending 30 June 2017 is estimated to favourably impact net sales by approximately £1.1 billion and operating profit by approximately £370 million, and have an adverse impact of approximately £20 million on net interest. This is primarily driven by the weakness of sterling post the EU referendum.

Outlook for tax
The tax rate before exceptional items for the year ended 30 June 2016 was 19.0% compared with 18.3% in the prior year. It is expected that the tax rate before exceptional items for the year ending 30 June 2017 will be 21%.

United Kingdom (UK) and the European Union (EU)
Following the UK’s vote to leave the EU, Diageo is working closely with government and industry bodies to ensure its views are reflected in the transition process.  Diageo welcomes the formation of a specialist international trade department, as it is important for Diageo that the UK continues to benefit from open access to the EU as well as favourable international trade agreements.

Net sales (£ million)
Organic net sales growth of 2.8% driven by volume and mix

Net sales	£ million
2015	10,813
Exchange(i)	(172)
Disposals	(400)
Acquisitions	90
Volume	131
Price/mix	145
Asia Pacific net sales adjustment(ii)	(122)
2016	10,485
(i) Exchange rate movements reflect the translation of prior year reported results at current exchange rates.
(ii) Diageo has reflected the full year impact of an accounting change USL made in its most recent quarterly results to account for sales by third party manufacturers on a net sales basis. See additional financial information section for more details.
Net sales declined 3.0%. Adverse impact of exchange and disposals reduced net sales by 5.3%. These movements were partially offset by organic net sales growth of 2.8% with volume growth of 1.3% and positive price/mix, primarily mix.

Net sales and operating profit were impacted by adverse exchange movements driven by the weakness of a number of currencies against sterling, in particular the Nigerian naira, the South African rand, the Venezuelan Bolivar, the Brazilian real and the Turkish lira, partially offset by the strengthening of the US dollar.

Operating profit (£ million)
Organic operating profit growth of 3.5%

Operating profit	£ million
2015	2,797
Exceptional operating items	102
Exchange	(83)
Disposals	(96)
Acquisitions	22
Organic movement	99
2016	2,841

Operating profit growth of 1.6% was driven by organic growth, acquisitions and lower exceptional operating charges (£167 million in 2016; £269 million in 2015). These movements were partially offset by adverse exchange and the impact of disposals.

Acquisitions and disposals
Acquisitions made in 2015 increased net sales in the year ended 30 June 2016 by £90 million and operating profit by £22 million, largely due to the acquisition of the remaining 50% shareholdings in Don Julio and United National Breweries.
Businesses which were disposed of in the year ended 30 June 2015, primarily Bushmills and Gleneagles, and those disposed of in the year ended 30 June 2016, the sale of wines and certain beer assets, contributed net sales of £655 million and operating profit of £121 million in the period ended 30 June 2015, and contributed net sales of £255 million and operating profit of £25 million in the period ended 30 June 2016. The year on year movement on net sales was £400 million and £96 million on operating profit.
For further details on the impact of acquisitions and disposals see explanatory notes, acquisitions and disposals.

Organic growth by region

	Volume		Net sales		Marketing		Operating profit (i)
	%	EUm	%	£ million	%	£ million	%	£ million
North America	1	0.5	3	97	(2)	(10)	4	56
Europe, Russia and Turkey	2	0.8	4	102	5	20	6	45
Africa	9	2.3	3	34	1	1	(11)	(27)
Latin America and Caribbean	(2)	(0.4)	1	5	-	-	(1)	(2)
Asia Pacific	-	(0.1)	2	34	(12)	(42)	13	44
Corporate	-	-	13	4	(50)	(6)	(13)	(17)
Diageo	1	3.1	3	276	(2)	(37)	3	99

(i) Before operating exceptional items.

Operating margin (%)
Organic margin improved by 19 bps
Operating margin	Ppt
2015	25.87
Exceptional operating items	0.89
Exchange	(0.32)
Acquisitions and disposals	0.14
Gross margin	0.55
Marketing	0.78
Overheads and other	(1.14)
Asia Pacific net sales adjustment(i)	0.33
2016	27.10
(i) Diageo has reflected the full year impact of an accounting change USL made in its most recent quarterly results to account for sales by third party manufacturers on a net sales basis. It has no impact on gross profit or operating profit. See additional financial information for more details.
Operating margin improved by 123bps mainly driven by lower exceptional operating charges, a 19bps improvement in organic margin and the net sales adjustment in Asia Pacific. These movements were partially offset by an adverse exchange impact. Organic operating margin improvement was driven by favourable mix, including the return to growth in North America which drove gross margin improvement, as well as net procurement efficiencies after reinvestment in increased marketing activity. These benefits were partially offset by higher overheads driven by a year on year increase in annual incentive plan costs and inflation.

Basic earnings per share (pence)
eps before exceptional items increased from 88.8 pence to 89.4 pence

Basic earnings per share	pence
2015	95.0
Exceptional items (i)	(6.14)
Exchange on operating profit	(3.33)
Acquisitions and disposals	(2.97)
Operating profit excluding exchange	3.95
Associates and joint ventures	1.83
Finance charges	3.39
Tax	(1.37)
Non-controlling interests	(0.82)
2016	89.5
(i)
Exceptional items net of tax and non-controlling interests.

Lower exceptional income(i) (£2 million in 2016; £156 million in 2015), reduced basic earnings per share by 6.1 pence. Pre-exceptionals eps was up 0.6 pence as adverse exchange, net impact of acquisitions and disposals, a higher tax rate and the increase in non-controlling interests from higher operating profit in USL, were more than offset by organic operating profit growth, higher associate income and lower finance charges. Finance charges were lower on the fall in both net interest charge and other financing charges. Net interest charges declined from debt reduction and lower interest rates. Other finance charges dropped due to lower hyperinflation charge for Venezuela as we moved to a consolidation rate which recognised the impact of the inflation rate as well as the impact of lapping a £13 million charge in 2015 in respect of an increase in value of Zacapa related financial liabilities.

Movement in net finance charges

		£ million
2015		412
Net interest charge reduction		(51)
Reduction in other finance charges		(34)
2016		327

	2016	2015
Average monthly net borrowings (£ million)	9,245	10,459
Effective interest rate (i)	3.3%	3.5%
(i)
For the calculation of the effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings. Average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

The fall in average monthly net borrowings arose from disposals proceeds and continued strong cash flow. The effective interest rate reduced in the year ended 30 June 2016 largely driven by changes in financing in USL together with the repayment of Diageo bonds with a higher interest rate.

Free cash flow (£ million)
Operating cash flow(i) was £2,548 million in 2016 a decline of £3 million on £2,551 million in 2015 Free cash flow was £2,097 million in 2016 an increase of £134 million

Free cash flow	£ million
2015	1,963
Capex	137
Exchange (ii)	(83)
Operating profit (iii)	152
Working capital	(170)
Interest and tax	93
Other (iv)	5
2016	2,097
(i)
Operating cash flow excludes capex, loans and other investments (collectively (£451) million in 2016 – (£588) million in 2015).
(ii)
Exchange - on operating profit before exceptional items.
(iii)
Operating profit excluding exchange, depreciation and amortisation, post-employment payments and non-cash items but including operating exceptional items.
(iv)
Other items include post-employment payments, dividends received from associates and joint ventures, loans and other investments.

Free cash flow improved £134 million driven by lower capex, increased operating profit before exchange, and lower interest payments. The negative working capital movement was driven by the year on year comparison to a significant reduction in receivables in 2015. This was partially offset by a favourable movement on inventory and payables.

Return on average invested capital (%)(i)
ROIC decreased 22bps

Return on average invested capital(i)	ppt
2015	12.3
Exchange	(0.62)
Acquisitions and disposals	(0.16)
Operating profit excluding exchange	0.47
Associates and joint ventures	0.14
Non-controlling interests	(0.08)
Other	0.03
2016	12.1
(i)
ROIC calculation excludes exceptional items.

ROIC before exceptional items decreased 22bps driven mainly due to the adverse impact of exchange which was partially offset by the increased return from growth in operating profit and income from associates.
Notes to the business and financial review

Unless otherwise stated:

●
commentary below refers to organic movements
●
volume is in millions of equivalent units (EUm)
●
net sales are sales after deducting excise duties
●
percentage movements are organic movements
●
share refers to value share
●
GTME refers to Global Travel Asia and Middle East

BUSINESS REVIEW
For the year ended 30 June 2016
North America

North America delivered net sales growth of 3%, following the expected strong performance in the second half in US Spirits. Full year depletion and net sales growth in US Spirits was 3%. Growth in North American whiskey, scotch and tequila drove positive mix. North American whiskey, with net sales up 6%, was the main driver of net sales growth as Crown Royal and Bulleit continued to gain share in the category. Performance of Smirnoff and Captain Morgan improved, with net sales up 2% for both brands. In scotch, Johnnie Walker and Buchanan’s both performed well, with net sales up 7% and 9%, respectively. Reserve brands performance also improved, with net sales up 5%, driven by Johnnie Walker reserve variants, Bulleit, Don Julio and Ketel One vodka. Elsewhere in the region DGUSA net sales grew 1%, with growth in ready to drink offsetting a decline in beer, and in Canada net sales were up 4%. Marketing in North America was down 2% as a result of procurement efficiencies and more focused spend on innovation. Operating margin increased 39bps for the year, as improvement in gross margin and lower marketing more than offset higher overheads.

Key financials £ million:
	2015	FX	Acquisitions and disposals	Organic movement	2016	Reported movement %
Net sales	3,455	172	(159)	97	3,565	3
Marketing	542	23	(14)	(10)	541	-
Operating profit before exceptional items	1,448	77	(30)	56	1,551	7
Exceptional operating items	(28)				-
Operating profit	1,420				1,551	9

Markets:
	Organic	Reported	Organic	Reported
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
North America	1	(1)	3	3

US Spirits	1	(1)	3	4
DGUSA	-	(3)	1	5
Canada	2	2	4	(5)

Spirits	1	1	3	8
Beer	(3)	(7)	(2)	(2)
Ready to drink	4	1	5	7

	Reported volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Crown Royal	6	6	12
Smirnoff	1	2	6
Captain Morgan	3	2	6
Johnnie Walker	-	5	10
Ketel One vodka	2	4	10
Cîroc	(6)	(7)	(1)
Baileys	(2)	-	4
Guinness	-	-	5
Tanqueray	5	7	13
Don Julio	30	34	42
Bulleit	25	28	36
Buchanan’s	3	9	16
(i)
Spirits brands excluding ready to drink.
(ii)
Reported equals organic volume movement.

●
Net sales in US Spirits were up 3%, with a 10% net sales increase in the second half following a transition to a replenishment model for innovation launches. Diageo’s North American whiskey brands accounted for half of the overall net sales growth as Crown Royal and Bulleit continued to gain share. Crown Royal net sales increased 5%, with net sales of Crown Royal Deluxe up 5% as it benefitted from the new “The One Made For A King” campaign which focused on the quality and heritage of the brand. Crown Royal Regal Apple continued to benefit from the popularity of the shot occasion and delivered a solid performance, with net sales up 15%, as it entered its second year after launch. Cîroc performance improved in the second half, as the brand benefitted from the launch of its Apple flavour. Smirnoff net sales were up 2% but it underperformed the vodka category. Growth from a more focused flavours portfolio and the newly launched Smirnoff Sourced, a blend of real fruit juice and spirit, offset a decline in Smirnoff Red which lapped last year’s brand renovation and promotional activity and continued to be impacted by a competive price environment. Performance in scotch improved as Johnnie Walker’s net sales increased 7%, largely driven by reserve variants, up 23%. Buchanan’s net sales were up 9% and share increased, as the ‘A lo Grande’ campaign enhanced the connection with hispanic consumers. Increased investment in the on-trade and focus on recruiting new consumers amongst millenials had a positive impact on Captain Morgan which gained share despite weakness in the rum category. Net sales for the brand were up 2%, largely driven by the Original Spiced variant and Cannon Blast, which proved to be popular in the shot occasion. Don Julio, with net sales up 34%, was the fastest growing brand in the portfolio and gained share.
●
DGUSA net sales increased 1%, as growth in ready to drink offset a decline in beer. In ready to drink the launch of Smirnoff Electric and a solid performance of Smirnoff Ice, which benefitted from new flavours and packaging, drove net sales growth of 7%. Beer net sales were down 3% largely driven by a decline in Smithwick and Harp. Guinness net sales were broadly flat as the launch of Guinness Nitro IPA offset the net sales decline of Guinness American Blonde Lager, which lapped the previous year launch, and Guinness draught which continued to be impacted by a crowded craft beer segment.
●
Net sales in Canada increased 4%, largely driven by Crown Royal which benefitted from the launch of Crown Royal Northern Harvest Rye, rated ‘2016 world whiskey of the year’ by Jim Murray’s Whiskey Bible, distribution gains, and the ‘We Make Whisky The Canadian Way’ campaign, which highlights the brand’s quality and craftmanship. Performance in vodka and ready to drink was also good, with net sales up 2% and 6%, respectively.
●
Marketing reduced 2% driven by procurement efficiencies and more focused spend on innovations. Spend was also focused against the largest brands in US Spirits, with investment in Smirnoff, Crown Royal and Captain Morgan up 6%, and fast growing brands such as Don Julio, Bulleit and Buchanan’s where investment was up 16%.

Europe, Russia and Turkey

The region’s performance reflects momentum in Europe, strong net sales growth in Russia driven by price increases in a tough economic and exchange environment and good growth in Turkey. In Europe, net sales were up 3% with Great Britain and Continental Europe the main contributors and with share gains across the market. Baileys performed strongly driven by execution against core growth drivers, especially sampling. Guinness net sales were up 2% supported by innovations from ‘The Brewers Project’ and Tanqueray grew net sales double digit in most countries across Europe. Reserve brands continued to perform well also growing double digit. In Russia, price increases led to net sales increase of 27% while volume was down 9%, with share gains in rum but share losses in scotch in the face of increased competition. In Turkey net sales were up 6% driven by Johnnie Walker underpinned by steady growth in raki at 3%. Gross margins were up in both Europe and Russia. Overall region operating margins improved by 51bps. In Europe procurement savings offset increased marketing and overheads leaving margin improvement in Russia to drive the region’s increase.

Key financials £ million:
	2015	FX	Acquisitions and disposals	Organic movement	2016	Reported movement %
Net sales	2,617	(87)	(88)	102	2,544	(3)
Marketing	388	1	(5)	20	404	4
Operating profit before exceptional items	804	(24)	(24)	45	801	-
Exceptional operating items	(20)				-
Operating profit	784				801	2

Markets:
	Organic	Reported	Organic	Reported
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Europe, Russia and Turkey	2	-	4	(3)

Europe	4	-	3	(2)
Russia	(9)	(12)	27	(12)
Turkey	(2)	(2)	6	(7)

Spirits	2	1	6	-
Beer	2	-	-	(2)
Ready to drink	2	2	(3)	(2)

Global giants and local stars(i):
	Reported	Organic	Reported
	volume	net sales	net sales
	movement(ii)	movement	movement
	%	%	%
Guinness	4	2	1
Johnnie Walker	3	7	3
Smirnoff	-	1	-
Baileys	5	9	6
Yenì Raki	1	4	(9)
Captain Morgan	8	9	5
JeB	(3)	(4)	(6)
(i)
Spirits brands excluding ready to drink.
(ii)
Reported equals organic volume movement.

●
In Europe net sales were up 3%:
●
In Great Britain net sales were up 4%. Baileys performance accelerated with net sales up 11% driven by increased off-trade visibility and on-trade activation. Smirnoff net sales were up 1% supported by a full year of the ‘We’re Open’ platform. Guinness net sales were up 1% benefitting from the Rugby World Cup activation, improved distribution and innovation successes from ‘The Brewers Project’. Tanqueray net sales grew double digit and the brand gained 2pps of share in the gin category, driven by expanding distribution with improved visibility and increased bartender advocacy. Reserve brands continued to drive profitable growth with net sales up 26% driven by Cîroc and scotch malts.
●
Ireland net sales were broadly flat. Guinness net sales were up 4%, driven by the continued successful innovations launched through ‘The Brewers Project’. Of these, Hop House 13 Lager has proven to be a stand out success gaining almost 3% share of lager beer in the Republic of Ireland. Other beer brands net sales declined 4% and net sales in spirits were down 1%.
●
In France net sales increased 3% driven by Captain Morgan which almost doubled sales and reserve brands up 8%, driven mainly by scotch malts, partially offset by weakness in Smirnoff ready to drink.
●
In Continental Europe net sales were up 4%:
●
Net sales in Iberia were up 2%. Johnnie Walker net sales grew 6% in the year and Baileys performed strongly supported by increased investment. Gordon’s net sales were also up in the growing gin category. These positive net sales performances more than offset net sales decline in JeB.
●
Net sales in Germany, Austria and Switzerland grew 12% driven by double digit growth in Johnnie Walker, Smirnoff, Tanqueray and Baileys. Reserve brand net sales were up 11% driven by scotch malts, Johnnie Walker and Tanqueray No. TEN.
●
Benelux net sales were down 1% overall in this group of countries. Performance was impacted by a significant tax increase implemented towards the end of the first half in Belgium. As a result, the spirits market in Belgium has seen a significant decline through the second half which led to a 26% net sales decline over the same period.
●
In Italy net sales were up 8% driven by double digit growth in scotch and gin. Johnnie Walker and scotch malts performed well with both Tanqueray and Gordon’s delivering strong growth albeit not as fast as the gin category.
●
In Greece, net sales were up 5% driven by route to consumer investment and focus on consistent activation.
●
Net Sales in Poland and the Europe Partner Markets were broadly flat.
●
Performance in Russia continued to be impacted by the challenged economic dynamics. Price increases were implemented to offset currency devaluation, which impacted volume, down 9% but with net sales up 27%. Diageo scotch share has declined as a result of the level of these price increases on scotch relative to the competition. Captain Morgan however continued to achieve strong share gains and net sales growth, supported by consistent execution of growth drivers and the launch of Captain Morgan white.
●
In Turkey net sales grew 6% and in raki, with net sales up 3%, the premiumisation trend continued with Yenì Raki and the super premium variant Tekirdağ Raki driving growth. Johnnie Walker net sales continued to be up double digit.
●
Marketing increased by 5% and benefitted from procurement savings resulting in an underlying investment increase of 10%. The region continues to be focused on the key growth opportunities, reserve brands, gin, beer and innovation.

frica

Net sales increased 3% with growth in all markets except Nigeria where net sales declined 15%. In East Africa, the recovery of Senator in Kenya following the duty change and double digit growth in rum and vodka led to strong net sales growth. Net sales in Africa Regional Markets grew 9%, led by beer which was underpinned by the ‘Made of Black’ Guinness campaign, innovation with Guinness Africa Special, sustained growth of Malta Guinness and the roll out of Orijin in Ghana. Vodka, particularly Smirnoff 1818, continued to be the engine of growth in South Africa. Across the region, spirits net sales grew 4%, with reserve brands up 35% on the back of Cîroc and Johnnie Walker reserve brands which benefited from the enhanced route to consumer and the launch of Johnnie Walker Green Label. Operating margin decreased 252bps due primarily to the impact of adverse mix and volume decline in Nigeria as well as weaker mix in East Africa. This was partially offset by procurement savings delivered across the region.

Key financials £ million:
	2015	FX	Acquisitions and disposals	Organic movement	2016	Reported movement %
Net sales	1,415	(102)	54	34	1,401	(1)
Marketing	147	(11)	6	1	143	(3)
Operating profit before exceptional items	318	(67)	(12)	(27)	212	(33)
Exceptional operating items	(7)				-
Operating profit	311				212	(32)

Markets:
	Organic	Reported	Organic	Reported
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Africa	9	19	3	(1)

Nigeria	(11)	(11)	(15)	(19)
East Africa	25	25	16	3
Africa Regional
Markets	11	57	9	23
South Africa	1	5	5	(6)

Spirits	2	2	4	(7)
Beer	20	39	11	9
Ready to drink	(37)	(23)	(43)	(35)

Global giants and local stars(i):
	Reported	Organic	Reported
	volume	net sales	net sales
	movement(ii)	movement	movement
	%	%	%
Guinness	6	6	1
Malta Guinness	14	13	10
Tusker	(15)	(11)	(27)
Senator	151	157	134
Harp	(23)	(26)	(28)
Johnnie Walker	(10)	1	(7)
Smirnoff	6	12	(4)

(i)
Spirits brands excluding ready to drink
(ii)
Reported equals organic volume movement.

●
In Nigeria, net sales declined 15% due primarily to Orijin lapping the successful launch last year and now competing with ‘me too’ brands. The introduction of new formats at compelling price points, brand equity building through the ‘Live Orijinal’ campaign and the recruitment of new consumers with Orijin Zero have stabilised the brand. In beer, distribution expansion, higher brand equity driven by the ‘Made of Black’ campaign, robust activation during the broadcast sponsorship of Barclay’s Premier League and innovation with Guinness Africa Special led to the growth of Guinness. Malta Guinness also grew, with net sales up 15%, on the back of ‘You vs’ brand campaign and increased distribution particularly into the off-trade. The business continued to broaden its portfolio in the value lager segment with brands such as Satzenbrau offsetting the decline in Harp. Beer net sales grew 8%.
●
In East Africa, net sales increased 16% driven by double digit growth in beer, spirits and ready to drink. Senator grew in Kenya following the roll back of the duty increase early in the year and momentum was sustained throughout the year. This more than offset the decline in Tusker, which was impacted by the duty increase in Kenya and currency volatility in the markets, resulting in 17% net sales growth in beer. Mainstream spirits grew 26% led by Kenya Cane and Kane Extra, together with innovation such as Kenya Cane Coconut and Chrome vodka. The improved route to consumer, with deepening mainstream outlet coverage, continued to drive growth in this segment. Reserve brands grew 24% following enhanced distribution and activation supported by brand ambassadors. Ready to drink was up 14% as Smirnoff Ice Double Black and Guarana grew with positive gearing driven by price increase.
●
In Africa Regional Markets, net sales grew 9% reflecting the strong growth in Cameroon, Ghana and Ethiopia. Ghana net sales growth accelerated to 30% due to the launch of Orijin Bitters and ready to drink variants. Beer, driven by Guinness, was up 9% as activation and promotion was stepped up behind the ‘Made of Black’ campaign and Guinness Africa Special was rolled out. In Cameroon, net sales growth of 12% was driven largely by good performance in beer coupled with double digit growth in spirits and ready to drink categories. In Ethiopia, net sales grew 8% with Malta Guinness up 71%. This more than offset the slight decline in Meta as competition intensified. A number of interventions were made, including relaunching Meta in November and introducing Azmera in April 2016 to recruit value oriented consumers. Markets continued to benefit from the enhanced route to consumer and capability builds, including the adoption of a sales force automation tool. Angola net sales declined 65% due to the macroeconomic headwinds and inventory reduction in view of weakening consumer demand and weaker currency.
●
South Africa grew 5% driven by 13% growth in vodka led by Smirnoff 1818. Overall, scotch sales were flat reflecting the weaker performance of Bell’s, White Horse, JɛB and Black and White due to increased competition in this price sensitive consumer segment. This was offset by 9% growth in Johnnie Walker across key variants such as Johnnie Walker Red Label, Johnnie Walker Black Label, Johnnie Walker Gold Label Reserve and Johnnie Walker Green Label which was launched in the second half of the year.
●
Marketing was up 1% in the region with investment prioritised behind the biggest growth opportunities with proven sales drivers. In Nigeria, marketing declined in line with net sales, with spend focused on the Guinness and Orijin brands. East Africa up-weighted investment on mainstream spirits and value beer, notably in Kenya Cane and Senator. In Africa Regional Markets, the innovation, marketing campaigns and activation programmes behind Guinness and Malta Guinness contributed to the increase in marketing. South Africa maintained spend in Smirnoff to build scale and increased investment behind Johnnie Walker.

Latin America and Caribbean

Net sales grew 1% in LAC. Growth in Mexico, Colombia and the domestic markets of West LAC was partially offset by the decline in Brazil, travel retail and the export channels. In Brazil, performance was impacted by subdued consumer confidence, a tax increase and significant slowdown in the travel retail channel, which resulted in a 7% decline in net sales. Performance in Mexico and Colombia was strong with net sales up 10% and 28% respectively, led by scotch and vodka. Currency weakness and lower underlying demand continued to impact the West LAC export channels. Diageo’s strategy in LAC is to expand our leadership position in scotch and broaden our portfolio. Scotch net sales grew 2%, led by Buchanan’s and Black and White, with share gains in most markets. Net sales of Johnnie Walker declined with weakness in PUB and West LAC partially offset by strong growth in Mexico and Colombia. Vodka net sales grew 8% driven primarily by growth in Mexico, Colombia and the domestic markets in West LAC. Don Julio gained share supported by increased activity to build brand awareness and drive recruitment in Mexico. Gross margin improved, benefitting from mix as well as procurement savings across logistics and production. This was offset by higher overheads resulting in operating margin decline of 39bps.

Key financials £ million:
	2015	FX	Acquisitions and disposals	Organic movement	2016	Reported movement %
Net sales	1,033	(134)	(41)	5	863	(16)
Marketing	194	(26)	(1)	-	167	(14)
Operating profit before exceptional items	263	(57)	(5)	(2)	199	(24)
Exceptional operating items (i)	(5)				(118)
Operating profit	258				81	(69)
(i) The impairment of Ypióca in 2016.

Markets:
	Organic	Reported	Organic	Reported
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Latin America and
Caribbean	(2)	(5)	1	(16)

PUB	(5)	(5)	(9)	(27)
Colombia	9	9	28	-
Mexico	10	19	10	7
West LAC	(2)	(17)	(3)	(20)
Venezuela	4	3	173	(69)

Spirits	(2)	(2)	1	(12)
Beer	23	(41)	14	(60)
Ready to drink	(11)	(12)	-	(20)

Global giants and local stars(i):
	Reported	Organic	Reported
	volume	net sales	net sales
	movement(ii)	movement	movement
	%	%	%
Johnnie Walker	(8)	(4)	(15)
Buchanan’s	(5)	9	(7)
Smirnoff	-	6	(19)
Old Parr	(15)	(1)	(17)
Baileys	(3)	(1)	(14)
Ypióca	(6)	(6)	(28)
Black and White	48	63	34
()
Spirits brands excluding ready to drink.
()
Reported equals organic volume movement except for Smirnoff 4%.

●
In Paraguay, Uruguay and Brazil (PUB), net sales declined 9%. In Brazil, net sales were down with declines in scotch, vodka and cachaça, driven primarily by the slowing economy, a tax increase in December 2015, currency volatility and a slowdown in the duty free channel. Despite the challenging operating environment, the business gained share in scotch, delivered through Johnnie Walker and Black and White marketing campaigns. The business continued to invest behind the Smirnoff trademark in music festivals and trade activations, as well as the rejuvenation of Ypióca. Net sales in Paraguay and Uruguay declined due to reduced demand in the export and travel retail channels given currency volatility.
●
Colombia delivered 9% volume growth and 28% net sales increase, on the back of favourable mix and successive price increases following the currency devaluation. Scotch was the key growth driver, with double digit growth and share gains. The portfolio in Colombia continues to broaden with gin, vodka and tequila net sales growing double digit.
●
Mexico net sales increased 10%. Scotch was a key growth driver with net sales up 17%, reflecting strong volume growth and price increase. Buchanan’s was up 20% following the relaunch of the brand with the ‘Good versus Great’ campaign, the introduction of new packaging and strong activations around Father’s Day with ‘A Great Father A Great Day’ campaign. Similarly, Johnnie Walker net sales grew double digit on the back of 8% volume growth across core variants such as Johnnie Walker Red Label, Johnnie Walker Black Label and Johnnie Walker reserve brands including the newly launched Johnnie Walker Green Label. In mainstream scotch, Black and White net sales grew supported by expanded distribution and activation across the on and off-trade. Following the execution of the new Smirnoff strategy to build the brand’s credentials through participation in music festivals and increasing activation across the on-trade, Smirnoff net sales doubled and share increased in the last six months. Don Julio also gained share in the year reflecting the successful marketing campaign, activation and higher brand awareness.
●
West LAC net sales declined 3% primarily due to weakness in the export channels. Domestic markets’ net sales were stable with growth in Peru, Chile and Jamaica offset by a decline in Central America and Caribbean. In Peru, net sales grew 16%, led by increases in Johnnie Walker Red Label, Johnnie Walker Black Label and Old Parr, underpinned by the marketing campaigns and activations around gifting for Christmas and Father’s Day. Scotch was also a key engine behind Chile’s net sales growth of 9%. Johnnie Walker Red Label and mainstream scotch such as VAT 69, Old Parr and White Horse grew following distribution expansion as well as improved trade visibility. Central America and Caribbean net sales contracted 4% given currency volatility across the market.
●
In Venezuela, volume increased 4% driven primarily by strong growth in rum as the business resumed production of local spirits following the stabilisation of glass supply. This was offset by the decline in scotch as access to foreign currency remains constrained. Net sales grew significantly faster as the business increased prices in a high inflation environment and transacted some scotch sales in sterling.
●
Marketing increased broadly in line with net sales. Spend in Brazil was reduced in view of the weaker economic outlook. Mexico increased spend by 9%, investing behind Smirnoff and scotch to build brand equity and enhance activations. In Colombia, incremental spend was invested behind Johnnie Walker, Buchanan’s and Smirnoff ready to drink to support the Smirnoff Ice Green Apple flavour launch.

Asia Pacific

Net sales in Asia Pacific grew 2% as a result of growth in India, South East Asia and Australia. In China, Chinese white spirits grew while scotch declined and the shift towards lower ABV products in Korea led to a decline in net sales. Global Travel Asia and Middle East business declined primarily due to the geopolitical developments in the Middle East. The changes made to improve performance in USL led to net sales growth of 5% in India, largely driven by growth in IMFL whisky and scotch. Net sales in South East Asia grew 16% as the inventory reduction experienced last year ended. Australia net sales grew 2% driven by scotch and Guinness. Reserve brands net sales grew 4% largely driven by the strong performance of Shui Jing Fang in China and Johnnie Walker in South East Asia. Margin improved 176bps as a result of reducing marketing in India with the termination of USL related party agreements, and for Johnnie Walker Black Label and Johnnie Walker Blue Label in China. The sale by USL of United Breweries Limited shares also contributed to operating margin expansion.

Key financials £ million:
	2015	FX	Acquisitions and disposals	Organic movement	Asia Pacific net sales adjustment	2016	Reported movement %
Net sales	2,213	(21)	(28)	34	(122)	2,076	(6)
Marketing	344	-	(1)	(42)	-	301	(13)
Operating profit before exceptional items	356	(5)	-	44	-	395	11
Exceptional operating items (i)	(193)					(49)
Operating profit	163					346	112
(i) Disengagement agreement relating to USL in 2016.

Markets:
	Organic	Reported	Organic	Reported
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Asia Pacific	-	(3)	2	(6)

India	-	(4)	5	(11)
South East Asia	3	3	16	15
Greater China	(5)	(5)	(2)	-
Global Travel Asia and
Middle East	(9)	(9)	(15)	(14)
Australia	2	2	2	(5)
North Asia	6	6	(5)	(6)

Spirits	-	(3)	1	(7)
Beer	8	8	7	4
Ready to drink	(3)	(3)	(3)	(8)

Global giants and local stars(i):
	Reported	Organic	Reported
	volume	net sales	net sales
	movement(ii)	movement	movement
	%	%	%
Johnnie Walker	(4)	(2)	(2)
McDowell's	(2)	-	(16)
Windsor	(4)	(10)	(12)
Smirnoff	(4)	(7)	(9)
Guinness	8	7	4
Bundaberg	(5)	(3)	(10)
Shui Jing Fang	55	20	22
()
Spirits brands excluding ready to drink.
()
Reported equals organic volume movement except for McDowell’s 0%.

●
South East Asia net sales were up 16% as it lapped the inventory reduction last year. In Thailand performance improved after a weak first half with net sales growing in the second half as the launch of Smirnoff Midnight 100 ready to drink offset the decline in scotch, which gained share in a declining category. In Indonesia net sales increased 1% as Guinness grew due to the focus on the on-trade post regulations restricting sale of alcohol in the off-trade were introduced last year. Vietnam was impacted by the special consumption tax on imported products introduced in January 2016 resulting in a net sales decline of 35%. Reserve brands performance was strong with net sales up 27% led by Johnnie Walker Gold Label Reserve and Johnnie Walker Blue Label.
●
Greater China net sales were down 2%. In mainland China, scotch declined 42% as the continued weakness in premium scotch in the traditional on-trade channel resulted in distributors reducing inventory, although Diageo gained share in the super deluxe scotch segment. Chinese white spirits net sales grew 19% as growth in the second half was lower due to a tougher prior year comparison. In Taiwan net sales grew 8% driven by growth in Johnnie Walker.
●
India net sales were up 5%, driven by the premiumisation strategy with good growth in Prestige and above brands and popular brands net sales flat. Royal Challenge and McDowell’s No. 1 were relaunched during the year performed and contributed to growth with Royal Challenge net sales up 54%. Scotch grew 17% as Black Dog grew 23% and Johnnie Walker grew 22% with strong performance in Johnnie Walker Black Label, Johnnie Walker Red Label and Johnnie Walker Blue Label. The integration of Diageo´s brands into USL has created an exceptionally strong brand portfolio in India that participates across all price tiers in the IMFL and imported spirits segments. As a result of the focus on route to consumer, 20% of outlets are now meeting ‘perfect outlet’ standards driving recruitment and brand building. Gross margin improved 99bps with the growth of prestige and above brands driving positive mix and productivity initiatives that reduced the cost of goods sold. Operating margin improved 702bps as a result of gross margin improvement, lower marketing and the sale by USL of United Breweries Limited shares.
●
Global Travel Asia and Middle East net sales declined 15% largely driven by the Middle East where net sales declined 20% as geopolitical developments led to weak performance in the domestic and travel retail business. Global Travel Asia net sales declined 7% as a result of lower spend by travellers and currency volatility.
●
Australia net sales increased 2% with growth in scotch, vodka, liqueurs and gin offsetting the decline in the ready to drink business. In rum, strong growth of Captain Morgan both in ready to drink and spirits categories, offset the decline in Bundaberg. Reserve brands were up 7% largely driven by Johnnie Walker, as consumers continue to premiumise within the spirits category.
●
North Asia net sales were down 5%. In Korea, net sales declined 10%, as Windsor suffered from increased competition in the traditional on-trade with net sales down 20% which offset growth from W-Ice, an innovation in the growing lower ABV premium whisky segment. In Japan, net sales were up 8% largely driven by scotch net sales growing 21% capitalising on the growth of the brown spirits segment.
●
Marketing was 12% lower driven by reductions on Johnnie Walker Black Label and Johnnie Walker Blue Label in China and India where marketing reduced as a result of termination of USL related party agreements.

Corporate

Key financials £ million:
	2015	FX	Acquisitions and disposals	Organic movement	2016	Reported movement %
Net sales	80	-	(48)	4	36	(55)
Operating profit before exceptional items	(123)	(7)	(3)	(17)	(150)	(22)
Exceptional operating items	(10)				-
Operating profit	(133)				(150)	(13)

Reported corporate net sales in the year ended 30 June 2016 were £36 million, down 55% from the previous year due to the sale of the Gleneagles Hotel in June 2015. Operating charges increased due to costs related to the productivity programme, the reinvestment of the savings delivered by the organisational review announcement in January 2014, and increase in the annual incentive plan costs. These increases were partially offset by increased profit on land sales. There were no exceptional charges in respect of restructuring costs in the year.

CATEGORY AND BRAND REVIEW

For year ended 30 June 2016
Key categories:
	Reported	Organic net	Reported net
	volume	sales	sales
	movement(iii)	movement	movement
	%	%	%
Spirits(i)	(1)	3	(1)
Scotch	(3)	-	(4)
Vodka(ii)	-	1	2
North American whiskey	4	6	12
Rum(ii)	2	3	(3)
Indian-Made Foreign Liquor (IMFL) whisky	(5)	3	(11)
Liqueurs	1	3	2
Gin(ii)	3	8	6
Tequila	15	8	28
Beer	21	6	1
Ready to drink	(9)	(11)	(11)
()
Spirits brands excluding ready to drink.
()
Vodka, rum, gin including IMFL brands.
()
Reported equals organic volume movement except for IMFL (1)%, Tequila (17)%, Beer 13% and Ready to drink (13)%.

●
Scotch represents 24% of Diageo net sales and was flat in the year. Net sales grew in North America, Europe and Latin America and Caribbean driven by Johnnie Walker and Buchanan’s supported by new campaigns. Net sales declined in Africa; primarily in Angola, and in Asia Pacific driven by declines in China and Korea. The performance of Black and White was strong with net sales up 31%. Windsor net sales declined double digit in Korea due to the decline of the whisky category. Scotch reserve brands net sales grew 7% driven by strong growth in Johnnie Walker Gold Label Reserve, Johnnie Walker Blue Label and Johnnie Walker Green Label.
●
Vodka represents 13% of Diageo’s net sales and grew 1%. Performance of Smirnoff, the largest brand in the category, improved growing 2%. Ketel One vodka returned to growth in the United States and Canada supported by a new campaign and pricing strategy. In addition, Cîroc performance improved from the first half driven by the success of Cîroc Apple in the United States.
●
North American whiskey represents 8% of Diageo’s net sales and grew 6%. Performance continued to be driven by strong growth in Crown Royal Regal Apple and Bulleit which continue to gain share in the United States.
●
Rum represents 7% of Diageo’s net sales and grew 3%. Captain Morgan grew 3% driven by the base variant Original Spiced rum growing 3% and the Cannon Blast launch going well in the United States. Kenya Cane, a mainstream rum in Kenya, and Zacapa also contributed to the growth.
●
IMFL whisky represents 5% of Diageo’s net sales and grew 3%. The relaunches of two of the biggest brands Royal Challenge and McDowell’s No. 1 drove this growth with Royal Challenge net sales up 55% due to the relaunch.
●
Liqueurs represents 5% of Diageo’s net sales and grew 3%. Baileys, the leading brand in this category, grew 4% due to 9% growth in its biggest market, Europe. The key growth drivers were on premise visibility, focused media content and sampling.
●
Gin represents 3% of Diageo’s net sales and grew 8%. Tanqueray was the largest contributor growing double digit, followed by Gordon’s.
●
Tequila represents 1% of Diageo’s net sales and grew 8%. The performance was driven by continued double digit growth of Don Julio in its biggest market, the United States.
●
Beer represents 18% of Diageo’s net sales and grew 6% driven by strong performance in Africa where net sales grew 11%. Key contributors were East Africa and Nigeria. Strong growth of Senator following the excise duty remission grew sales in East Africa. In Nigeria, Malta Guinness, Pilsner and value brand Satzenbrau delivered a strong performance. Europe grew 2% on Guinness driven by the effectiveness of the ‘Made of More’ advertising campaign, innovations like Hop House 13 lager from ‘The Brewers Project’ and strong activation around the Rugby World Cup.
●
Ready to drink represents 6% of Diageo’s net sales and declined 11%. This was largely driven by the decline in Orijin in Nigeria. The decline was partially offset by a good performance in Smirnoff Ice flavours in the United States driven by new marketing programmes and the launch of Orijin in Ghana and Cameroon. In Thailand, the Smirnoff Midnight 100 launch continued to progress well.

Global giants, local stars and reserve(i):
	Reported	Organic	Reported
	volume	net sales	net sales
	movement(ii)	movement	movement
	%	%	%
Global giants
Johnnie Walker	(4)	1	(3)
Smirnoff	1	2	-
Baileys	2	4	3
Captain Morgan	4	3	5
Tanqueray	11	12	15
Guinness	4	4	2
Local stars
Crown Royal	5	6	11
Yenì Raki	1	4	(9)
Buchanan’s	(2)	10	1
JeB	(6)	(9)	(12)
Windsor	(4)	(10)	(12)
Old Parr	(13)	1	(14)
Bundaberg	(6)	(3)	(10)
Bell's	-	(1)	(10)
White Horse	(11)	6	(15)
Ypióca	(6)	(6)	(28)
Cacique	25	9	(24)
McDowell's	(2)	-	(16)
Shui Jing Fang	55	20	22
Reserve
Scotch malts	8	7	6
Cîroc	(2)	(3)	2
Ketel One vodka	4	4	10
Don Julio	25	18	40
Bulleit	27	29	36
()
Spirits brands excluding ready to drink.
()
Reported equals organic volume movement except for White Horse (9)%, Don Julio (13)% and McDowell’s 0%.

●
Global Giants represent 40% of Diageo net sales and grew at 3%.
●
Johnnie Walker net sales grew 1% due to reserve brands growing 10% driven by Johnnie Walker Gold Label Reserve, Johnnie Walker Blue Label and Johnnie Walker Green Label. Europe and North America were the largest contributors with 7% and 5% growth, respectively. In Latin America and Caribbean, double digit growth in Mexico and Colombia was more than offset by decline in Brazil. In Asia Pacific, double digit growth in India and South East Asia was offset by declines in the Middle East, Global Travel and China.
●
Smirnoff net sales grew 2%, as it returned to growth in the United States, the biggest market, where net sales were up 2%. In Europe, performance improved versus the first half and net sales grew 1%. South Africa and Mexico also delivered strong growth on Smirnoff growing double digit.
●
Baileys net sales grew 4%, driven by 9% growth in Europe with the brand growing double digit in Great Britain, Iberia, Germany and Austria.
●
Captain Morgan net sales grew 3% due to a strong performance in Europe and Russia. In the United States net sales grew 2% and it gained share in the category driven by increased on premise activity and the launch of Captain Morgan Cannon Blast.
●
Tanqueray net sales grew 12% with Europe and North America accounting for more than two thirds of the growth. All other regions also delivered strong growth.
●
Guinness net sales grew 4%. In Nigeria net sales grew 3% driven by the success of the ‘Made of Black’ campaign and activation against the football viewing occasion. In Cameroon and Ghana net sales increased double digit. Guinness also gained share and increased net sales in Great Britain and Ireland supported by the ‘Brewers Project’ innovations.

●
Local Stars represent 19% of net sales and grew 3%, due to Crown Royal in North America growing 6% and Buchanan’s up 10%, largely in North America and Mexico. Growth in Yenì Raki in Turkey and Shui Jing Fang in China largely offset the declines in Windsor in Korea and JeB.

●
Reserve brands represent 15% of net sales and grew 7%. The return to growth in the second half was a result of the improved performance of Cîroc driven by the success of Cîroc Apple in the United States. Scotch reserve brands grew 7% with Johnnie Walker driving the growth particularly in the United States where it grew 23% and scotch malts growing 7%. Bulleit continued its strong growth with net sales 29%. Net sales of Shui Jing Fang were up 20% and Tanqueray No. TEN grew 26%.

●
In Africa there are four local beer brands Senator, Malta Guinness, Tusker and Harp. Their performance is covered in the Africa section.

ADDITIONAL FINANCIAL INFORMATION
For the year ended 30 June 2016

INCOME STATEMENT

	2015	Exchange (a)	Acquisitions and disposals (b)	Organic movement(ii)	Reclassifi- cation(iii)	2016
	£ million	£ million	£ million	£ million	£ million	£ million
Sales	15,966	(360)	(362)	397	-	15,641
Excise duties	(5,153)	188	52	(121)	(122)	(5,156)
Net sales	10,813	(172)	(310)	276	(122)	10,485
Cost of sales(i)	(4,585)	68	200	(56)	122	(4,251)
Gross profit	6,228	(104)	(110)	220	-	6,234
Marketing	(1,629)	13	17	37	-	(1,562)
Other operating expenses(i)	(1,533)	8	19	(158)	-	(1,664)
Operating profit before exceptional items	3,066	(83)	(74)	99	-	3,008
Exceptional operating items (c)	(269)					(167)
Operating profit	2,797					2,841
Non-operating items (c)	373					123
Net finance charges	(412)					(327)
Share of after tax results of associates and joint ventures	175					221
Profit before taxation	2,933					2,858
Taxation (d)	(466)					(496)
Profit for the year	2,467					2,362
(i) Before exceptional operating items, see notes 3.
()
For the definition of organic movement see explanatory notes.
()
Following a review of the third party production arrangements in India it was determined to be more appropriate to ensure consistent reporting by reclassifying the excise duties payable by the third party production companies as excise duties. This change was implemented by USL in its first three months of its financial year ended 30 June 2016, and resulted in net sales for the year ended 30 June 2016 reducing by £122 million with a corresponding decrease in cost of sales. There was no impact on gross or operating profit.

(a) Exchange
The impact of movements in exchange rates on reported figures is principally in respect of the Nigerian naira, the South African rand, the Venezuelan bolivar, the Brazilian real and the Turkish lira, partially offset by the US dollar.

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollar on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (VEF) at the rate they are expected to be settled, applying the most appropriate official exchange rate. For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate that capital and dividend repatriations are expected to be realised. The consolidation exchange rate and the accounting treatment are monitored and reviewed depending on the economic and regulatory developments in the country.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2016 is set out in the table below.

Gains/ (losses)
£ million
Translation impact	(13)
Transaction impact	(70)
Operating profit before exceptional items	(83)
Net finance charges – translation impact	(17)
Mark to market impact of IAS 39 on interest expense	(9)
Impact of IAS 21 and IAS 39 on net other finance charges	2
Net finance charges	(24)
Associates – translation impact	(4)
Profit before exceptional items and taxation	(111)

	Year ended	Year ended
	30 June 2016	30 June 2015
Exchange rates
Translation £1 =	$1.48	$1.57
Transaction £1 =	$1.55	$1.58
Translation £1 =	€1.34	€1.31
Transaction £1 =	€1.28	€1.23

(b) Acquisitions and disposals
The impact of acquisitions and disposals on the reported figures was primarily attributable to the disposals of The Old Bushmills Distillery Company Limited on 27 February 2015, Gleneagles Hotels Limited on 30 June 2015, Desnoes & Geddes Limited (D&G) on 7 October 2015, the wine businesses in the United States and the UK Percy Fox wine business on 1 January 2016, which were partially offset by the acquisition of 50% equity interests, that the group did not own, in both Don Julio in Mexico on 27 February 2015 and a joint venture in South Africa on 29 May 2015.

(c) Exceptional items
Exceptional operating charges in the year ended 30 June 2016 totalled £167 million before tax, a decrease of £102 million against last year.

Exceptional operating charges in the year ended 30 June 2016 included an impairment charge in respect of the Ypióca brand and related tangible fixed assets and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit of £62 million, £14 million and £42 million, respectively. Forecast cash flow assumptions have been reduced principally due to a challenging economic environment in Brazil and significant adverse changes in local tax regulation.

On 25 February 2016 the group incurred an exceptional operating charge of £49 million including a $75 million (£53 million) payment to Dr Vijay Mallya over a five year period in consideration for (i) his resignation and the termination of his appointment and governance rights and his relinquishing of the rights and benefits attached to his position as Chairman and Non-Executive Director of United Spirits Limited (USL); (ii) his agreement to five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill undertakings; and (iii) his agreement that he and his affiliates will not pursue any claims against Diageo, USL and their affiliates. In addition to the amount Diageo agreed to pay Dr Vijay Mallya there was net gain of £4 million arising from the termination of certain related agreements, that were previously provided for less legal fees directly attributable to the settlement.

In the year ended 30 June 2015 exceptional operating charges were £269 million before tax which comprised £146 million in respect of a settlement agreement of disputes with the Korean customs authorities, £82 million in respect of restructuring programmes and an exceptional impairment charge of £41 million in respect of the group’s 45.56% equity investment in Hanoi Liquor Joint Stock Company.

Non-operating items in the year ended 30 June 2016 were a net gain of £123 million before tax compared to a gain of £373 million before tax last year, a decrease of £250 million against last year.

The year ended 30 June 2016 included an exceptional gain before taxation of £457 million in respect of the sale of Diageo's 57.87% shareholding in D&G (Jamaican Red Stripe business) and a 49.99% stake in GAPL Pte Limited (Singapore and Malaysian beer businesses) to Heineken, which completed on 7 October 2015. The gain is net of a £13 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income and transaction costs of £7 million. As part of the transaction, Diageo purchased an additional 20% shareholding in Guinness Ghana Breweries Limited (GGBL) from Heineken which increased Diageo's shareholding in GGBL to 72.42%.

On 1 January 2016, Diageo completed the sale of the majority of its wine interests in the United States and its UK based Percy Fox businesses to Treasury Wine Estates. Together with the sale of the group’s other wine interests in the United States the transactions resulted in a loss before taxation on disposal of £191 million including an estimated provision for the settlement of a guarantee given in respect of the lease payments due to Realty Income Corporation, the lessor of the vineyards. The loss is net of an exchange gain of £12 million, in respect of prior years, recycled from other comprehensive income and transaction costs of £8 million.

On 29 January 2016, Diageo disposed of its interests in Argentina to Grupo Peñaflor. The transaction resulted in a loss before taxation of £38 million including a cumulative exchange loss of £20 million, in respect of prior years, recycled from other comprehensive income and other directly attributable costs of £7 million.

On 1 December 2015, Diageo disposed of its 42.25% equity interests in DHN Drinks, its 25% equity stake in Sedibeng Breweries Limited and its 15.01% equity stake in Namibia Breweries Limited (South African associate interests) to Heineken. The net cash consideration received was £120 million, which included the repayment of £31 million in respect of loans previously made to DHN Drinks and Sedibeng Breweries Limited. A loss before taxation of £27 million, including a £30 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income, was accounted for in the income statement.

On 30 September 2015, the group completed the disposal of its shareholding in Central Glass Industries Limited (CGI), a Kenyan glass bottle manufacturer, resulting in a gain before taxation of £14 million, net of £1 million transaction costs. £7 million of the gain is attributable to non-controlling interests.

A guarantee provided by Diageo for a loan of $135 million (£92 million) given by Standard Chartered Bank (SCB) to Watson Limited was called and $135 million paid to SCB during the year. The underlying security package for the loan remains in place. A provision of $135 million has been made. Further details are set out in note [12(a)].

In the year ended 30 June 2015 non-operating items included a gain of £63 million as a result of Don Julio becoming a subsidiary of the group and as part of the transaction, Diageo sold its wholly owned subsidiary, The Old Bushmills Distillery Company Limited to the Cuervo group, resulting in a gain of £174 million. A gain of £103 million arose on the increase of the group’s investment in United Spirits Limited (USL) from 25.02% to 54.78% (excluding the 2.38% interest owned by USL Benefit Trust). On 30 June 2015, Diageo completed the disposal of Gleneagles Hotel Limited to the Ennismore group resulting in an exceptional gain of £73 million. In addition a provision of £30 million was charged to the income statement in respect of a guarantee provided to a third party financial institution.

Cash payments in the year ended 30 June 2016 for exceptional restructuring, for the payment in respect of the Watson guarantee (reported in ‘movements in loans and other investments’ in the consolidated statement of cash flows), for disengagement agreements relating to United Spirits Limited and for thalidomide were £52 million, £92 million, £28 million and £12 million, respectively. In the comparable period the cash expenditure for exceptional restructuring, for the legal settlement in Korea, for the guarantee and for thalidomide were £117 million, £74 million, £30 million and £19 million, respectively.

(d) Taxation
The reported tax rate for the year ended 30 June 2016 was 17.4% compared with 15.9% for the year ended 30 June 2015. The tax rate before exceptional items for the year ended 30 June 2016 was 19.0% compared with 18.3% in the prior year. It is expected that the tax rate before exceptional items for the year ending 30 June 2017 will be 21%.

(e) Dividend
The group aims to increase the dividend at each half-year and the decision as to the rate of the dividend increase is made with reference to dividend cover as well as the current performance trends including top and bottom line together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2015 dividend cover was 1.6 times. Beginning with the interim dividend for the year ended 30 June 2016 we slowed growth to 5% consistent with our focus on stabilising and rebuilding dividend cover. The recommended final dividend for the year ended 30 June 2016 is 36.6 pence, an increase of 5% consistent with our interim dividend. This brings the full year dividend to 59.2 pence per share and dividend cover to 1.5 times. We would expect to maintain dividend increases at roughly a mid-single digit rate until cover is back in range.
Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and ADRs on the register as of 12 August 2016. The ex-dividend date for the holders of the ordinary shares is 11 August 2016, and 10 August 2016 for US ADR holders. The final dividend will be paid to shareholders on 6 October 2016. Payment to US ADR holders will be made on 12 October 2016. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 15 September 2016.

MOVEMENT IN NET BORROWINGS AND EQUITY

Movement in net borrowings

	2016	2015
	£ million	£ million
Net borrowings at the beginning of the year	(9,527)	(8,850)
Free cash flow (a)	2,097	1,963
Acquisition and sale of businesses (b)	1,047	(306)
Proceeds from issue of share capital	1	1
Net purchase of own shares for share schemes (c)	(1)	(8)
Dividends paid to non-controlling interests	(101)	(72)
Purchase of shares of non-controlling interests (d)	(21)	-
Disposal of non-controlling interests	-	1
Net movements in bonds (e)	(1,003)	(701)
Net movements in other borrowings (f)	(233)	386
Equity dividends paid	(1,443)	(1,341)
Net increase/(decrease) in cash and cash equivalents	343	(77)
Net decrease in bonds and other borrowings	1,236	315
Exchange differences (g)	(725)	(7)
Borrowings on acquisition of businesses	-	(869)
Borrowings disposed through sale of businesses	14	-
Other non-cash items	24	(39)
Net borrowings at the end of the year	(8,635)	(9,527)

(a) See free cash flow table for the analysis of free cash flow.

(b) Acquisitions and sale of businesses include the disposal of the group’s shareholdings in D&G and GAPL on 7 October 2015 for a net cash consideration, including disposal costs, of $783 million (£510 million); the disposal of the group's equity stake in its South African associate interests on 1 December 2015 for a cash consideration of ZAR 2,517 million (£119 million), net of disposal costs; the disposal of the group’s wine interests in the United States and its UK based Percy Fox for a cash consideration of $551 million (£375 million), net of disposal costs; and the proceeds from the sale of CGI, a Kenyan glass manufacturer, for KES 3,931 million (£25 million), net of disposal costs.
In the year ended 30 June 2015 cash payments primarily comprised £1,118 million in respect of the acquisition of additional 26% investment in USL and £192 million for the 50% equity interest in Don Julio BV that it did not already own, partially offset by cash received of £391 million in respect of sale of the Whyte and Mackay Group and £456 million on the sale of equity share capital in The Old Bushmills Distillery Company Limited.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £47 million (2015 – £75 million) less receipts from employees on the exercise of share options of £46 million (2015 – £67 million).

(d) In the year ended 30 June 2016 Diageo purchased an additional 20% shareholding in Guinness Ghana Breweries Limited for £21 million.

(e) In the year ended 30 June 2016, the group repaid bonds of $1,500 million (£1,003 million). In the comparable period, the group repaid bonds of €1,000 million (£792 million) and $500 million (£330 million), issued bonds of €1,000 million (£791 million), and a bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

(f) Net movements in other borrowings are driven by the net repayment of short term commercial paper.

(g) Net borrowings increased because of unfavourable exchange differences primarily on the US dollar and euro denominated borrowings partially offset by a favourable movement on foreign exchange swaps and forwards.

Movement in equity

	2016	2015
	£ million	£ million
Equity at the beginning of the year	9,256	7,590
Profit for the year	2,362	2,467
Exchange adjustments (a)	875	(225)
Net remeasurement of post employment plans	(856)	113
Tax on post employment plans	166	(11)
Exchange recycled to the income statement (b)	51	88
Fair value movements on available-for-sale investments	(20)	20
Non-controlling interests acquired (b)	-	641
Purchase of shares of non-controlling interests	(21)	-
Disposal of non-controlling interest	(24)	-
Dividends to non-controlling interests	(101)	(72)
Dividends paid	(1,443)	(1,341)
Other reserve movements	(65)	(14)
Equity at the end of the year	10,180	9,256

(a) Movement in the year ended 30 June 2016 primarily arose from exchange gains in respect of the Indian rupee, Turkish lira, US dollar and euro.

(b) In the year ended 30 June 2016 exchange losses of £51 million were recycled to the income statement in respect of disposals.
In the year ended 30 June 2015 following the acquisition of majority equity stakes in USL, 50% equity interest in Don Julio and one of the group’s joint ventures in South Africa that it did not already own exchange losses of £88 million were recycled to the income statement and on the acquisition of USL a 43.9% non-controlling interest of £641 million was recognised.

Post employment plans
The deficit in respect of post employment plans before taxation increased by £934 million from £259 million at 30 June 2015 to £1,193 million at 30 June 2016. The increase primarily arose due to a decrease in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (United Kingdom reduced from 3.8% to 2.9% and Ireland from 2.6% to 1.4%) partially offset by a reduction in long term inflation rates (UK RPI from 3.2% to 2.8%, UK CPI from 2.2% to 1.8% and Ireland CPI from 1.6% to 1.4%). Total cash contributions by the group to all post employment plans in the year ending 30 June 2017 are estimated to be approximately £200 million.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

	Year ended		Year ended
	30 June 2016		30 June 2015
	Notes	£ million	£ million

Sales	2	15,641	15,966
Excise duties		(5,156)	(5,153)
Net sales	2	10,485	10,813
Cost of sales		(4,251)	(4,610)
Gross profit		6,234	6,203
Marketing		(1,562)	(1,629)
Other operating expenses		(1,831)	(1,777)
Operating profit	2	2,841	2,797
Non-operating items	3	123	373
Finance income	4	262	244
Finance charges	4	(589)	(656)
Share of after tax results of associates and joint ventures		221	175
Profit before taxation		2,858	2,933
Taxation	5	(496)	(466)
Profit for the year		2,362	2,467

Attributable to:
Equity shareholders of the parent company		2,244	2,381
Non-controlling interests		118	86
		2,362	2,467

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,508	2,505
Dilutive potential ordinary shares		10	12
		2,518	2,517

		pence	pence
Basic earnings per share		89.5	95.0

Diluted earnings per share		89.1	94.6
DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 30 June 2016 £ million	Year ended 30 June 2015 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	(851)	125
- associates and joint ventures	(4)	(10)
- non-controlling interests	(1)	(2)
Tax on post employment plans	166	(11)
	(690)	102

Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
- group	1,217	(345)
- associates and joint ventures	325	(205)
- non-controlling interests	176	56
Net investment hedges	(843)	269
Exchange loss recycled to the income statement
- on translation of foreign operations	133	88
- on net investment hedges	(82)	-
Tax on exchange differences - group	(8)	30
Tax on exchange differences - non-controlling interests	4	-
Effective portion of changes in fair value of cash flow hedges
- gains/(losses) taken to other comprehensive income - group	28	(40)
- gains/(losses) taken to other comprehensive income - associates and joint ventures	3	(6)
- recycled to income statement	(145)	(58)
Tax on effective portion of changes in fair value of cash flow hedges	3	18
Fair value movements on available-for-sale investments
- gains taken to other comprehensive income - group	4	11
- gains taken to other comprehensive income - non-controlling interests	4	9
- recycled to income statement - group	(15)	-
- recycled to income statement - non-controlling interests	(13)	-
Tax on available-for-sale fair value movements	4	(4)
Hyperinflation adjustment	6	18
Tax on hyperinflation adjustment	(2)	-
	799	(159)
Other comprehensive profit/(loss), net of tax, for the year	109	(57)
Profit for the year	2,362	2,467
Total comprehensive income for the year	2,471	2,410

Attributable to:
Equity shareholders of the parent company	2,183	2,261
Non-controlling interests	288	149
Total comprehensive income for the year	2,471	2,410

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2016		30 June 2015
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		12,370		11,231
Property, plant and equipment		3,881		3,690
Biological assets		10		65
Investments in associates and joint ventures		2,528		2,076
Other investments		31		109
Other receivables		46		46
Other financial assets	9	420		292
Deferred tax assets		298		189
Post employment benefit assets		55		436
			19,639		18,134
Current assets
Inventories	6	4,579		4,574
Trade and other receivables		2,686		2,435
Assets held for sale		3		143
Other financial assets	9	495		46
Cash and cash equivalents	7	1,089		472
			8,852		7,670
Total assets			28,491		25,804
Current liabilities
Borrowings and bank overdrafts	7	(2,058)		(1,921)
Other financial liabilities	9	(280)		(156)
Trade and other payables		(3,372)		(2,943)
Liabilities held for sale		-		(3)
Corporate tax payable		(340)		(162)
Provisions		(137)		(105)
			(6,187)		(5,290)
Non-current liabilities
Borrowings	7	(8,071)		(7,917)
Other financial liabilities	9	(500)		(443)
Other payables		(70)		(69)
Provisions		(253)		(238)
Deferred tax liabilities		(1,982)		(1,896)
Post employment benefit liabilities		(1,248)		(695)
			(12,124)		(11,258)
Total liabilities			(18,311)		(16,548)
Net assets			10,180		9,256

Equity
Share capital		797		797
Share premium		1,347		1,346
Other reserves		2,625		1,994
Retained earnings		3,761		3,634

Equity attributable to equity shareholders of the parent company	8,530	7,771
Non-controlling interests	1,650	1,485
Total equity	10,180	9,256

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

							Equity attributable to parent company shareholders
				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total		Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2014	797	1,345	2,243	(2,280)	4,718	2,438	6,823	767	7,590
Profit for the year	-	-	-	-	2,381	2,381	2,381	86	2,467
Other comprehensive income	-	-	(249)	-	129	129	(120)	63	(57)
Employee share schemes	-	-	-	52	(58)	(6)	(6)	-	(6)
Share-based incentive plans	-	-	-	-	35	35	35	-	35
Share-based incentive plans in respect of associates	-	-	-	-	2	2	2	-	2
Tax on share-based incentive plans	-	-	-	-	4	4	4	-	4
Shares issued	-	1	-	-	-	-	1	-	1
Acquisitions	-	-	-	-	-	-	-	641	641
Change in fair value of put options	-	-	-	-	(9)	(9)	(9)	-	(9)
Disposal of non-controlling interests	-	-	-	-	1	1	1		1
Dividends paid	-	-	-	-	(1,341)	(1,341)	(1,341)	(72)	(1,413)
At 30 June 2015	797	1,346	1,994	(2,228)	5,862	3,634	7,771	1,485	9,256
Profit for the year	-	-	-	-	2,244	2,244	2,244	118	2,362
Other comprehensive income	-	-	631	-	(692)	(692)	(61)	170	109
Employee share schemes	-	-	-	39	(38)	1	1	-	1
Share-based incentive plans	-	-	-	-	29	29	29	-	29
Share-based incentive plans in respect of associates	-	-	-	-	1	1	1	-	1
Tax on share-based incentive plans	-	-	-	-	10	10	10	-	10
Shares issued	-	1	-	-	-	-	1	-	1
Disposal of non-controlling interests	-	-	-	-	-	-	-	(24)	(24)
Purchase of non-controlling interests	-	-	-	-	(18)	(18)	(18)	(3)	(21)
Purchase of rights issue of non-controlling interests	-	-	-	-	(5)	(5)	(5)	5	-
Dividends paid	-	-	-	-	(1,443)	(1,443)	(1,443)	(101)	(1,544)
At 30 June 2016	797	1,347	2,625	(2,189)	5,950	3,761	8,530	1,650	10,180

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended		Year ended
	30 June 2016		30 June 2015
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	2,362		2,467
Taxation	496		466
Share of after tax results of associates and joint ventures	(221)		(175)
Net finance charges	327		412
Non-operating items	(123)		(373)
Operating profit		2,841		2,797
Increase in inventories	(95)		(204)
(Increase)/decrease in trade and other receivables	(86)		274
Increase in trade and other payables and provisions	128		47
Net (increase)/decrease in working capital		(53)		117
Depreciation, amortisation and impairment	473		440
Dividends received	173		183
Post employment payments less amounts included in operating profit	(59)		(70)
Other items	(15)		(11)
		572		542
Cash generated from operations		3,360		3,456
Interest received	174		183
Interest paid	(479)		(599)
Taxation paid	(507)		(489)
		(812)		(905)
Net cash from operating activities		2,548		2,551
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	57		52
Purchase of property, plant and equipment and computer software	(506)		(638)
Movements in loans and other investments	(2)		(2)
Sale of businesses	1,062		978
Acquisition of businesses	(15)		(1,284)
Net cash inflow/(outflow) from investing activities		596		(894)
Cash flows from financing activities
Proceeds from issue of share capital	1		1
Net purchase of own shares for share schemes	(1)		(8)
Dividends paid to non-controlling interests	(101)		(72)
Disposal of non-controlling interests	-		1
Purchase of shares of non-controlling interests	(21)		-
Proceeds from bonds	-		791
Repayment of bonds	(1,003)		(1,492)
Net movements on other borrowings	(233)		386
Equity dividends paid	(1,443)		(1,341)
Net cash outflow from financing activities		(2,801)		(1,734)

Net increase/(decrease) in net cash and cash equivalents		343		(77)
Exchange differences		84		(73)
Net cash and cash equivalents at beginning of the year		382		532
Net cash and cash equivalents at end of the year		809		382

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,089		472
Bank overdrafts		(280)		(90)
		809		382

NOTES

1. Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union (EU), and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority. This condensed consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2015. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.
The consolidated financial statements are prepared on a going concern basis.

New accounting standards
No amendments to the accounting standards were issued by the IASB or the International Financial Reporting Interpretations Committee (IFRIC) that are first applicable to Diageo in the year ended 30 June 2016.

IAS 32 – Financial Instruments: Presentation—Offsetting and cash-pooling arrangements
In April 2016 guidance was issued by the IFRS Interpretations Committee (IFRIC) to help determine whether entities are able to offset cash-pooling balances in accordance with IAS 32. The group has changed its accounting policy to be in line with the interpretation, but has not restated the prior year financial statements as the amounts involved are not material. Cash and cash equivalents and borrowings and bank overdrafts as at 30 June 2015 would have increased by £139 million with the same impact on total assets and total liabilities.

The following standards issued by the IASB (not yet endorsed by the EU) have not yet been adopted by the group:

IFRS 9 – Financial instruments (effective in the year ending 30 June 2019) is ultimately intended to replace IAS 39 and covers the classification, measurement and derecognition of financial instruments together with a new hedge accounting model and new impairment methodology.
Based on a preliminary assessment the group believes that the adoption of IFRS 9 will not have a significant impact on its consolidated results or financial position.

IFRS 15 – Revenue from contracts with customers (effective in the year ending 30 June 2019) is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under current IFRS.
Based on a preliminary assessment the group believes that the adoption of IFRS 15 will not have a significant impact on its consolidated results or financial position.

IFRS 16 – Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all material leases that have a term of greater than a year.
The group is currently considering the implications of IFRS 16 which is expected to have an impact on the group’s consolidated results and financial position.

There are a number of amendments to IFRS, effective for the year ending 30 June 2017, which are not expected to significantly impact the group’s consolidated results or financial position.

The financial information included in this preliminary announcement does not constitute the company’s statutory accounts for the year ended 30 June 2016 and 2015 but is derived from those accounts. Statutory accounts for 2015 have been delivered to the registrar of companies, and those for 2016 will be delivered in due course. KPMG LLP, the previous auditor had reported on the accounts for the year ended 30 June 2015, and PricewaterhouseCoopers LLP has reported on the statutory accounts for the year ended 30 June 2016. The reports of both auditors were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information
The segmental information presented is consistent with management reporting provided to the executive committee (the chief operating decision maker).
The executive committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the executive committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy and Guatemala.
Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel (disposed on 30 June 2015).
Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Romania, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.
The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2015.
In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Year ended	North America	Europe, Russia and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2016	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	4,037	4,593	1,875	1,078	4,022	1,355	(1,355)	15,605	36	15,641
Net sales
At budgeted exchange rates(i)	3,282	2,481	1,286	901	2,114	1,452	(1,373)	10,143	38	10,181
Acquisitions and disposals	106	75	74	59	9	-	-	323	-	323
ISC allocation	10	50	4	8	7	(79)	-	-	-	-
Retranslation to actual exchange rates	167	(62)	37	(105)	(54)	(18)	18	(17)	(2)	(19)
Net sales	3,565	2,544	1,401	863	2,076	1,355	(1,355)	10,449	36	10,485
Operating profit/(loss)
At budgeted exchange rates(i)	1,459	738	212	221	399	112	-	3,141	(149)	2,992
Acquisitions and disposals	24	7	(8)	13	1	-	-	37	-	37
ISC allocation	14	70	6	11	11	(112)	-	-	-	-
Retranslation to actual exchange rates	54	(14)	2	(46)	(16)	-	-	(20)	(1)	(21)
Operating profit/(loss) before exceptional items	1,551	801	212	199	395	-	-	3,158	(150)	3,008
Exceptional items	-	-	-	(118)	(49)	-	-	(167)	-	(167)
Operating profit/(loss)	1,551	801	212	81	346	-	-	2,991	(150)	2,841
Non-operating items										123
Net finance charges										(327)
Share of after tax results of associates and joint ventures										221
Profit before taxation										2,858
Year ended	North America	Europe, Russia and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
30 June 2015
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	3,909	4,683	1,868	1,297	4,129	1,381	(1,381)	15,886	80	15,966
Net sales
At budgeted exchange rates(i)	3,462	2,666	1,457	1,105	1,291	1,485	(1,413)	10,053	82	10,135
Acquisitions and disposals	25	34	1	26	903	-	-	989	-	989
ISC allocation	9	44	4	8	7	(72)	-	-	-	-
Retranslation to actual exchange rates	(41)	(127)	(47)	(106)	12	(32)	32	(309)	(2)	(311)
Net sales	3,455	2,617	1,415	1,033	2,213	1,381	(1,381)	10,733	80	10,813
Operating profit/(loss)
At budgeted exchange rates(i)	1,477	779	329	314	303	75	-	3,277	(136)	3,141
Acquisitions and disposals	(3)	12	-	1	49	1	-	60	4	64
ISC allocation	10	47	4	8	7	(76)	-	-	-	-
Retranslation to actual exchange rates	(36)	(34)	(15)	(60)	(3)	-	-	(148)	9	(139)
Operating profit/(loss) before exceptional items	1,448	804	318	263	356	-	-	3,189	(123)	3,066
Exceptional items	(28)	(20)	(7)	(5)	(193)	(6)	-	(259)	(10)	(269)
Operating profit/(loss)	1,420	784	311	258	163	(6)	-	2,930	(133)	2,797
Non-operating items										373
Net finance charges										(412)
Share of after tax results of associates and joint ventures										175
Profit before taxation										2,933

(i) These items represent the IFRS 8 performance measures for the geographical and ISC segments.

()
The net sales figures for ISC reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

()
The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

()
Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.48 (2015 – £1 = $1.57) and euro – £1 = €1.34 (2015 – £1 = €1.31). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.33 (30 June 2015 – £1 = $1.57) and euro – £1 = €1.20 (30 June 2015 – £1 = €1.41). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature in order for the user to obtain a proper understanding of the financial information.

	Year ended	Year ended
	30 June 2016	30 June 2015
	£ million	£ million
Items included in operating profit
Impairment of Ypióca brand, related tangible fixed assets and PUB goodwill	(118)	-
Disengagement agreements relating to United Sprits Limited	(49)	-
Korea settlement	-	(146)
Restructuring programmes	-	(82)
Associate impairment (Halico)	-	(41)
	(167)	(269)
Non-operating items
Sale of businesses
Jamaica, Singapore and Malaysia beer interests	457	-
Wines in the United States and Percy Fox	(191)	-
Argentina	(38)	-
South African associate interests	(27)	-
Kenya - glass business (CGI)	14	-
Bushmills	-	174
Gleneagles Hotel	-	73
Step ups
United Spirits Limited	-	103
Don Julio	-	63
South Africa	-	(10)
Others
Provision for a receivable related to a loan guarantee	(92)	-
Guarantee	-	(30)
	123	373

Exceptional items before taxation	(44)	104

Items included in taxation
Tax on exceptional operating items	7	51
Tax on exceptional non-operating items	49	-
	56	51

Total exceptional items	12	155

Attributable to:
Equity shareholders of the parent company	2	156
Non-controlling interests	10	(1)
Total exceptional items	12	155

Exceptional items included in operating profit are charged to:
Cost of sales	-	(25)
Other operating expenses	(167)	(244)
	(167)	(269)

Cash generated from operations includes £92 million (2015 – £240 million) of cash outflows in respect of exceptional items.

4. Finance income and charges

	Year ended	Year ended
	30 June 2016	30 June 2015
	£ million	£ million

Interest income	153	162
Fair value gain on interest rate instruments	88	61
Total interest income	241	223
Interest charges	(459)	(528)
Fair value loss on interest rate instruments	(91)	(55)
Total interest charges	(550)	(583)
Net interest charges	(309)	(360)

Net finance income in respect of post employment plans in surplus	18	13
Other finance income	3	8
Total other finance income	21	21
Net finance charge in respect of post employment plans in deficit	(23)	(26)
Unwinding of discounts	(11)	(14)
Hyperinflation adjustment on Venezuela	(1)	(17)
Change in financial liability	-	(13)
Other finance charges	(4)	(3)
Total other finance charges	(39)	(73)
Net other finance charges	(18)	(52)

5. Taxation

For the year ended 30 June 2016, the £496 million taxation charge (2015 – £466 million) comprises a UK tax charge of £95 million (2015 – £78 million) and a foreign tax charge of £401 million (2015 – £388 million).

6. Inventories

	30 June 2016	30 June 2015
	£ million	£ million

Raw materials and consumables	301	333
Work in progress	49	66
Maturing inventories	3,647	3,586
Finished goods and goods for resale	582	589
	4,579	4,574

7. Net borrowings

	30 June 2016	30 June 2015
	£ million	£ million

Borrowings due within one year and bank overdrafts	(2,058)	(1,921)
Borrowings due after one year	(8,071)	(7,917)
Fair value of foreign currency forwards and swaps	612	82
Fair value of interest rate hedging instruments	35	19
Finance lease liabilities	(242)	(262)
	(9,724)	(9,999)
Cash and cash equivalents	1,089	472
	(8,635)	(9,527)

8. Reconciliation of movement in net borrowings

	Year ended	Year ended
	30 June 2016	30 June 2015
	£ million	£ million

Net increase/(decrease) in cash and cash equivalents before exchange	343	(77)
Net decrease in bonds and other borrowings	1,236	315
Decrease in net borrowings from cash flows	1,579	238
Exchange differences on net borrowings	(725)	(7)
Borrowings on disposal/(acquisition) of businesses	14	(869)
Other non-cash items	24	(39)
Net borrowings at beginning of the year	(9,527)	(8,850)
Net borrowings at end of the year	(8,635)	(9,527)

In the year ended 30 June 2016, the group repaid bonds of $1,500 million (£1,003 million).
All bonds, medium-term notes and commercial paper issued by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.
The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.
Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.
Other financial liabilities include an option held by Industrias Licoreras de Guatemala to sell the remaining 50% equity stake in Rum Creations Products Inc, the owner of the Zacapa rum brand, to Diageo, with changes in fair value of this option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. The exercise date of this option is estimated based on forecast future performance and an estimated rate of return.
Available-for-sale investments at 30 June 2015 comprised shares held in United Breweries Limited categorised as level 1 in hierarchy. These shares were sold on 7 July 2015.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2016.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2016	30 June 2015
	£ million	£ million

Available-for-sale investments	-	80
Unadjusted quoted prices in active markets (Level 1)	-	80
Derivative assets	879	338
Derivative liabilities	(373)	(198)
Valuation techniques based on observable market input (Level 2)	506	140
Other financial liabilities	(165)	(139)
Valuation techniques based on unobservable market input (Level 3)	(165)	(139)

Finance lease liabilities were £242 million at 30 June 2016 (2015 – £262 million) and finance lease receivables were £36 million at 30 June 2016 (2015 – £nil).
The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 30 June 2016 the fair value of gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) was £10,709 million and the carrying value was £10,129 million (30 June 2015 – £10,115 million and £9,838 million respectively).

10. Dividends and other reserves
	Year ended	Year ended
	30 June 2016	30 June 2015
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend for the year ended 30 June 2015 of 34.9 pence per share (2014 – 32.0 pence)	876	801
Interim dividend paid for the year ended 30 June 2016 of 22.6 pence per share (2015 – 21.5 pence)	567	540
	1,443	1,341

A final dividend of 36.6 pence per share was recommended by the Board of Directors on 27 July 2016 for approval by shareholders at the Annual General Meeting to be held on 21 September 2016 bringing the full year dividend to 59.2 pence per share for the year ended 30 June 2016. As the approval was after the balance sheet date, the final dividend has not been included as a liability.
Other reserves of £2,625 million at 30 June 2016 (2015 – £1,994 million) include a capital redemption reserve of £3,146 million (2015 – £3,146 million) and hedging and exchange reserve of £521 million deficit (2015 – £1,152 million deficit).

11. Sale of businesses

Cash consideration received and net assets disposed of in respect of sale of businesses in the year ended 30 June 2016, were as follows:

				2016	2015
	Jamaica, Singapore and Malaysia £ million	Wines in United States and Percy Fox £ million	Other £ million	Total £ million	Total £ million
Sale consideration
Cash received in year	531	418	165	1,114	1,001
(Cash)/overdraft disposed of	(14)	1	(1)	(14)	(17)
Transaction and directly attributable costs paid	(7)	(22)	(9)	(38)	(6)
Net cash received	510	397	155	1,062	978
Deferred consideration receivable/(payable)	-	15	(1)	14	(3)
	510	412	154	1,076	975
Net assets disposed of
Brands	-	(94)	-	(94)	(144)
Goodwill	-	(34)	(2)	(36)	(44)
Property, plant and equipment	(40)	(86)	(13)	(139)	(118)
Biological assets	-	(70)	-	(70)	-
Investment in associates	(18)	-	-	(18)	-
Assets and liabilities held for sale	-	-	(113)	(113)	(404)
Inventories	(7)	(263)	(24)	(294)	(78)
Other working capital	4	(4)	(5)	(5)	19
Post employment benefit liabilities	(6)	5	-	(1)	10
Current tax	1	-	-	1	1
Deferred tax	3	-	(1)	2	33
Borrowings	-	-	14	14	-
	(63)	(546)	(144)	(753)	(725)
Non-controlling interests	24	-	-	24	-
Accelerated depreciation and directly attributable costs payable	(1)	(69)	(11)	(81)	(3)
Exchange recycled from other comprehensive income	(13)	12	(50)	(51)	-
	(53)	(603)	(205)	(861)	(728)
Gain/(loss) on disposal before taxation	457	(191)	(51)	215	247
Taxation	(7)	54	2	49	-
Gain/(loss) on disposal after taxation	450	(137)	(49)	264	247

On 7 October 2015, the group completed the sale of Diageo's Jamaica, Singapore and Malaysian beer interests to Heineken. In the year ended 30 June 2016 Jamaica beer interests contributed net sales of £41 million, including sales made in respect of country distribution agreements that were terminated after 7 October 2015, (2015 – £107 million), operating profit of £7 million (2015 – £24 million) and profit after taxation of £6 million (2015 – £21 million). In the year ended 30 June 2016 the Singaporian and Malaysian beer interests contributed £3 million to share of associates (2015 – £13 million).

On 1 January 2016 Diageo completed the sale of the majority of its wine interests in the United States and its UK based Percy Fox businesses to Treasury Wine Estates. In addition, in the year ended 30 June 2016 Diageo’s other US wine interests were disposed of. In the year ended 30 June 2016 the wine businesses, including the ending of distribution agreements in respect of wine brands in the United Kingdom that terminated post 1 January 2016, contributed net sales of £161 million (2015 – £343 million), operating profit of £12 million (2015 – £58 million) and profit after taxation of £4 million (2015 – £31 million).

Other includes the sale of the group’s South African associate interests disposed of on 1 December 2015 which were disclosed as assets held for sale at 30 June 2015, the group’s shareholding in Central Glass Industries Limited (CGI) disposed of on 30 September 2015, the Bouvet wine business in France and the group’s subsidiary in Argentina.

In the year ended 30 June 2015 the group disposed of the entire share capital of The Old Bushmills Distillery Company Limited to Jose Cuervo Overseas. The comparative also includes businesses disposed of following the acquisition of USL including the net cash receipt of £391 million on the sale of the Whyte and Mackay Group on 31 October 2014. It also includes the proceeds and net assets following the disposal of Gleneagles Hotels Limited on 30 June 2015.

12. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 30 June 2016, the group has no material guarantees or indemnities outstanding in respect of liabilities of third parties. The following matters relate to guarantees previously discharged.
Diageo Holdings Netherlands B.V. (DHN) issued a conditional backstop guarantee to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Vijay Mallya (Dr Mallya), under a $135 million (£92 million) facility from Standard Chartered. The Guarantee Agreement was entered into as part of the arrangements put in place and announced at closing of the United Spirits Limited (USL) transaction on 4 July 2013. DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. Whilst the guarantee was not payable immediately, DHN and Standard Chartered agreed to extend the date on which the guarantee was payable to 29 January 2016 to allow additional time for enforcement of the security package underlying the facility. As part of this agreement, in August 2015 DHN deposited $135 million (£92 million) in an escrow account with Standard Chartered. The loan remained in default and the guarantee was paid on 29 January 2016. The $135 million (£92 million) deposit was released to Standard Chartered and has been fully provided for during the year ended 30 June 2016. In aggregate DHN paid Standard Chartered $141 million (£96 million) under this guarantee, including the $135 million (£92 million) previously deposited, as well as payments of default interest and various fees and expenses.
While the guarantee amount has been fully provided for, Watson remains liable for all amounts paid by DHN under the guarantee. DHN is entitled to the benefit of the underlying security package for the loan, which includes shares in United Breweries Limited (UBL), Watson’s interest in Orange India Holdings S.a.r.l. (Orange), the joint venture that owns the Force India Formula One (F1) team, and the shareholding in Watson, all of which remains in place. On 19 June 2015, a consortium of banks led by State Bank of India (SBI) obtained an ex-parte order from the Debt Recovery Tribunal (DRT) in Bangalore preventing the sale or any other transfer of such UBL shares as part of the enforcement process pending further orders from the DRT. This order was passed following the filing of a memorandum by Dr Mallya with the tribunal that he had no objection to it issuing the order in respect of the UBL shares. There was a further ex-parte order of the DRT on 15 July 2015 restraining the UBL shares being handed over to DHN or to any other party pending further orders of the DRT. DHN filed a writ petition before the High Court of Karnataka (the High Court) against such orders of the DRT, and on 7 November 2015, the High Court passed an interim order granting an interim stay of the order of the DRT dated 15 July 2015 and directing that the UBL shares shall not be dealt with until further orders. Subsequently, DHN was joined in the proceedings before the DRT.
Further, in a separate application filed by the SBI-led consortium before the DRT, on 17 May 2016 the DRT passed another ex-parte order attaching the shares held by Dr Mallya in Watson and directing Watson not to disburse amounts including dividends on shares held by Watson in Orange until further orders of the DRT. DHN and Standard Chartered (who were not named as parties in the above mentioned application filed by the SBI-led consortium) filed applications before the DRT to lift this order.
DHN is continuing to vigorously pursue these matters in order to lift the above DRT orders as part of the efforts for enforcement of the underlying security and recovery of outstanding amounts. Arguments on these matters have been made before the DRT, and the Presiding Officer of the DRT has not yet issued orders. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya to Standard Chartered at the time the security was granted and further believes that Dr Mallya’s filing of the memorandum with the tribunal in relation to the UBL shares and his failure to object to the order for status quo in that regard are breaches of his obligations to Standard Chartered.
Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. Standard Chartered has taken certain recovery steps and is working with DHN in relation to the DRT proceedings. DHN is actively monitoring the security package and is discussing with Standard Chartered steps to continue enforcement against the background of the DRT proceedings described above as well as in relation to the other elements of the security package. DHN’s ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming. In addition, DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee.
The agreement with Dr Mallya referenced in paragraph (d) below does not impact the security package, which includes shares in UBL and Watson’s interest in Orange, the joint venture that owns the F1 team. Watson remains liable for all amounts paid pursuant to the guarantee. DHN is entitled to the benefit of the security package underlying the facility and the security providers have undertaken to take all necessary actions in that regard.

(b) Thalidomide litigation
In June 2014, claim forms alleging product liability and negligence for injuries arising from the consumption of thalidomide were filed in the High Court in London against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Gr{nenthal GmbH, the developer of the drug (not a member of the group). On 4 December 2014 these claims forms were served by lawyers acting for the claimants. Since then the proceedings in respect of the 28 individuals that have now issued claims in the United Kingdom have been stayed until 30 September 2016 while discussions are ongoing between Diageo and the claimants’ lawyers.
Diageo is unable to meaningfully quantify the possible loss or range of loss to which these lawsuits may give rise. Distillers Company (Biochemicals) Limited distributed thalidomide in the United Kingdom for a period in the late 1950s and early 1960s.
Diageo has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support. A scheduled periodic review of Diageo’s financing of the UK Thalidomide Trust will be undertaken during the year ending 30 June 2017.

(c) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
(i) On 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with UBHL and various other sellers (the SPA), of 21,767,749 shares (14.98%) in USL for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.
Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.
On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next hearing date for the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.
In separate proceedings, various winding-up petitions against UBHL have been admitted by the High Court. These petitions and certain related proceedings have been progressing through the High Court since closing of the UBHL Share Sale. Following earlier adjournments there is currently no fixed date for the next hearing of the various winding-up proceedings.
Diageo continues to believe that the acquisition price of INR 1,440 paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.
Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.
(ii) Separately, Diageo’s contractual rights in relation to the acquisition of an additional 3,459,090 USL shares (representing 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust have not been capable of completion. Currently certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full. USL filed a petition against such lenders before the High Court for release of the security and the High Court granted a stay order in favour of USL in December 2015 restraining the lenders from dealing with the 3,459,090 pledged USL shares until further order of the High Court. As previously disclosed, while those shares are held by the USL Benefit Trust pending any sale, they are subject to an undertaking that the trustees would only vote the shares at the direction of USL.
(iii) Diageo has notified UBHL and its subsidiary, KFinvest, of certain claims that it believes it has against such parties under the SPA in relation to the matters revealed by the Initial Inquiry described in paragraph (d) below, including under provisions requiring the discharge of inter-group balances and also as a result of the non-disclosure of these matters to it during the due diligence exercise that preceded the Original USL Transaction. Diageo also believes that it may have additional claims against those parties under the SPA in relation to the matters revealed by the Additional Inquiry described in paragraph (d) below.

(d) USL internal inquiries, resignation of Dr Vijay Mallya from USL and related matters
In a notice to the Indian stock exchange dated 4 September 2014, USL announced that its board of directors had directed an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the year ended 31 March 2014 (the Initial Inquiry). The transactions noted in the Initial Inquiry occurred prior to Diageo gaining significant influence over USL on 4 July 2013 when it completed the transaction to purchase shares in USL to take its aggregate shareholding to 25.02%. USL provided an update on 25 April 2015 in relation to the Initial Inquiry which covered various matters, including certain doubtful receivables, advances and deposits. Additional updates have been provided by USL in subsequent quarterly announcements and most recently in the announcement of their audited financial results on 26 May 2016, in respect of the year ended 31 March 2016.
As previously stated by USL, the Initial Inquiry: (a) revealed that funds involved in many of the commercial transactions covered by the Initial Inquiry were diverted from USL and/or its subsidiaries to certain companies in the UBHL group, including in particular Kingfisher Airlines Limited; (b) prima facie revealed that certain accounting entries appear to have been made and certain transactions entered into on behalf of USL appear to have been undertaken in order to show a lower exposure of USL (and its subsidiaries) to UBHL than that which actually existed at the relevant time; and (c) also identified certain additional parties and matters where documents identified raised concerns as to the propriety of certain underlying commercial transactions with counterparties referred to in the notes to USL’s audited accounts for the year ended 31 March 2014. The Initial Inquiry suggested that the manner in which these various transactions were conducted, prima facie, indicates various improprieties and potential violations of provisions, inter alia, of the Indian Companies Act, 1956 and the listing agreements signed by USL with various stock exchanges in India on which its securities are listed.
USL has recorded provisions in an aggregate amount of approximately INR 6,712 million (£75 million) with respect to (a) above, and in an aggregate amount of approximately INR 2,368 million (£26 million) with respect to (c) above. These amounts were fully provided for in the fair value balance sheet consolidated by Diageo on 2 July 2014. Diageo does not expect any further material financial impact on Diageo’s financial results in connection with such transactions. USL made provisions in its financial statements for the two years ended 31 March 2014 and 31 March 2015 in respect of the issues identified by the Initial Inquiry. The audit report on the financial statements of USL for the year ended 31 March 2015 was also qualified in respect of these issues.
The USL board stated in its update of 25 April 2015 that it was not in a position to make any final determination with regard to the position of any individuals involved and therefore directed USL to report the relevant transactions to the authorities as required under applicable law and to provide the Initial Inquiry report to USL's auditors and other regulators. The USL board also resolved that USL should take the necessary steps to assess USL’s legal position and then take such action as is necessary to recover its funds from the relevant parties to the extent possible. As previously announced by USL on 2 November 2015, USL has been taking steps for recovery of the funds that were identified by the Initial Inquiry to have been diverted from USL and/or its subsidiaries to the extent possible. During the quarter ended 30 September 2015, USL reached a settlement with one of the parties pursuant to which the party withdrew claims amounting to approximately INR 279 million (£3 million), and accordingly a provision of approximately INR 279 million (£3 million) was written back. Additionally, subsequent to the year ended 31 March 2016, USL has signed settlement agreements with certain such parties and based on these settlements has reversed provisions with respect to interest claimed amounting to INR 265 million (£3 million). During the year ended 31 March 2016, based on its assessment of recoverability, USL’s management has written off INR 5,666 million (£63 million) out of the amounts provided for with respect to the relevant parties.
In light of the above, and without making any determination as to fault or culpability, the USL directors noted in the update of 25 April 2015 that they had lost confidence in Dr Mallya continuing in his role as a director and as chairman of USL and therefore the USL board called upon Dr Mallya to resign forthwith as a director and as chairman of the board and step down from his positions in USL’s subsidiaries. The board of USL also resolved that, in the event Dr Mallya declined to step down, it would recommend to the shareholders of USL the removal of Dr Mallya as a director and as chairman of the board. Dr Mallya indicated at the time that he would not tender his resignation.
Diageo is the majority shareholder in USL with a 54.78% holding in USL. As previously announced by Diageo, it had certain contractual obligations to support Dr Mallya continuing as non-executive director and chairman of USL subject to certain conditions and in the absence of certain defaults. Those matters were agreed on 9 November 2012 as part of a broader shareholders’ agreement and came into effect on 4 July 2013 when Diageo completed the purchase of shares to take its aggregate shareholding in USL to 25.02%.
Subsequent to its announcement of 25 April 2015, USL provided its Initial Inquiry report and all related materials to Diageo. Diageo announced on 27 April 2015 that it noted the recommendation of the USL board and was considering its position under its agreements with Dr Mallya and UBHL in light of the inquiry report and materials provided to it.
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of the Initial Inquiry and Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL’s shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders. Diageo’s agreement with Dr Mallya (the 25 February Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The 25 February Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify DHN and Diageo Finance in respect of any liabilities under the guarantee arrangements described in paragraph (a) above and his personal obligation to indemnify Diageo Finance in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the 25 February Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement.
On 7 March 2016, a consortium of banks led by SBI obtained an order from the DRT in Bangalore attaching the sum of $75 million (£53 million) payable to Dr Mallya under the 25 February Agreement. The order provides that Dr Mallya is not to draw on that sum, Diageo is not to disburse such sum to Dr Mallya and Diageo is to deposit such sum with the DRT. Diageo filed an affidavit in the DRT on 5 April 2016 explaining that the sum of $40 million (£28 million) was paid on 25 February 2016, prior to the order dated 7 March 2016. Diageo further explained that no sum is presently due and payable by Diageo to Dr Mallya under the terms of the 25 February Agreement, and there can be no certainty that any amount will become due and payable under the terms of the 25 February Agreement in the future because of the conditional nature of the obligation. Diageo’s position is that the order is not currently capable of being performed. Pursuant to an order of the DRT dated 29 April 2016, on 12 May 2016 Diageo and USL filed memos with the DRT furnishing copies of their respective agreements with Dr Mallya. On 16 July 2016, the DRT issued a clarification in relation to its order dated 7 March 2016 (which forms part of that order), stating that: (i) if Diageo is liable to pay any amount under the 25 February Agreement to Dr Mallya, such amount shall be deposited in the DRT under the 7 March order; and (ii) if Diageo is not liable to pay any amount under the 25 February Agreement to Dr Mallya, Diageo does not need to deposit any amount in the DRT.
At the time of the 25 February 2016 announcement, Diageo confirmed that, by virtue of Dr Mallya having been a director of USL, a subsidiary of Diageo, the arrangements described in that announcement, which were required to be aggregated with certain prior transactions and arrangements, constituted a smaller related party transaction within LR11.1.10R of the Listing Rules. Accordingly, Diageo obtained written confirmation from BofA Merrill Lynch, as sponsor, that the terms of the relevant arrangements were fair and reasonable as far as Diageo shareholders were concerned.
As previously announced by USL and as noted above, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director & CEO conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016.
As stated in that announcement, the Additional Inquiry revealed: (a) further instances of actual or potential fund diversions amounting to approximately INR 9,135 million (£102 million) as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries amounting to approximately INR 3,118 million (£35 million); (b) that these transactions occurred during the period from October 2010 to July 2014, although certain transactions appear to have been initiated prior to that period; and (c) that these improper transactions involved the diversion of funds to certain non-Indian entities in which Dr Mallya appears to have a material direct or indirect interest (including Force India Formula One, Watson Limited, Continental Administrative Services, Modall Securities Limited, Ultra Dynamix Limited and Lombard Wall Corporate Services Inc) as well as certain Indian entities (including, in most cases, Kingfisher Airlines Limited).
The USL board has, in light of these findings, and based on expert advice, directed that copies of the Additional Inquiry report be provided to the relevant authorities and its auditors. The USL board also directed that USL should conduct a detailed review of each indicated case of fund diversion to assess its legal position and then take such action as is necessary to recover its funds from the relevant parties and individuals, to the extent possible. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya and announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry. In addition to the notification sent by Diageo to UBHL and KFinvest in relation to the claims it believes it has against such parties under the SPA in relation to the matters revealed in the Initial Inquiry, as noted in paragraph (c)(iii) above, Diageo also believes it may have claims against UBHL and KFinvest under the SPA in relation to the matters revealed by the Additional Inquiry, including under certain provisions requiring the discharge of inter-group balances and also as a result of the non-disclosure of these matters to it during the due diligence exercise that preceded the Original USL Transaction.
Almost all of the amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods (including by way of provisions made in relation to impairment in the value of or loss on sale of USL’s overseas subsidiaries). USL’s management has recommended to the USL board that a further provision of INR 217 million (£2 million) should be made for the value of certain improper transactions identified by the Additional Inquiry which were not previously expensed or provided for. Based on the information currently available, Diageo believes that no further provisions are required at this stage.

(e) Regulatory notices in relation to USL
Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Serious Fraud Investigation Office, National Stock Exchange, Income Tax Department, Enforcement Directorate, Securities and Exchange Board of India, Bangalore police, Central Excise Intelligence and the Institute of Chartered Accountants of India. Diageo and USL are cooperating fully with the authorities in relation to these matters, and, as noted in paragraph (d) above, USL reported the matters covered by the Initial Inquiry and the Additional Inquiry to the relevant authorities.
Diageo and USL have also received notices from the Securities and Exchange Board of India (SEBI) requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements described in paragraph (a) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending as noted in paragraph (a) above) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and it is taking steps to appeal it.
Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise if determined against Diageo or USL.

(f) SEC Inquiry
Diageo has received requests for information from the US Securities and Exchange Commission (SEC) regarding its distribution in and public disclosures regarding the United States as well as additional context about the Diageo group globally. Diageo is currently responding to the SEC’s requests for information in this matter. Diageo is unable to assess if the inquiry will evolve into further information requests or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(g) Other
The group has extensive international operations and is the defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) are there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

13. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the year ended 30 June 2016 on terms other than those that prevail in arm’s length transactions.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the year ended 30 June 2015 (2015) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating prior year reported numbers at current year exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Volume
Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by five.

Organic movements
In the discussion of the performance of the business, 'organic' information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row titled ‘2015 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year’s exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales of products and the intergroup recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.
Exchange impacts in respect of profit on intergroup sales of products and intergroup recharges are reported in ‘other operating expenses’.

(b) Acquisitions and disposals
For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that, in management’s judgement, are expected to complete.
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. In addition, disposals include the elimination of the results (for volume, sales, net sales and marketing only) of operations in India where United Spirits Limited (USL) previously fully consolidated the results but which are now operated on a royalty or franchise model where USL now receives royalties only for sales made by that operation.

(c) Exceptional items
Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.

Organic movement calculations for the year ended 30 June 2016 were as follows:

	North America million	Europe, Russia and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2015 reported	47.3	44.1	26.2	21.6	107.0	-	246.2
Disposals(iii)	(1.3)	(2.3)	(0.2)	(1.3)	(3.3)	-	(8.4)
2015 adjusted	46.0	41.8	26.0	20.3	103.7	-	237.8
Acquisitions and disposals(iii)	0.5	1.3	3.0	0.7	-	-	5.5
Organic movement	0.5	0.8	2.3	(0.4)	(0.1)	-	3.1
2016 reported	47.0	43.9	31.3	20.6	103.6	-	246.4
Organic movement %	1	2	9	(2)	-	-	1

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2015 reported	3,909	4,683	1,868	1,297	4,129	80	15,966
Exchange(i)	199	(181)	(143)	(181)	(54)	-	(360)
Disposals(iii)	(283)	(247)	(31)	(119)	(48)	(48)	(776)
2015 adjusted	3,825	4,255	1,694	997	4,027	32	14,830
Acquisitions and disposals(iii)	117	124	89	76	8	-	414
Organic movement	95	214	92	5	(13)	4	397
2016 reported	4,037	4,593	1,875	1,078	4,022	36	15,641
Organic movement %	2	5	5	1	-	13	3
Net sales
2015 reported	3,455	2,617	1,415	1,033	2,213	80	10,813
Exchange(i)	172	(87)	(102)	(134)	(21)	-	(172)
Disposals(iii)	(272)	(184)	(18)	(98)	(35)	(48)	(655)
2015 adjusted	3,355	2,346	1,295	801	2,157	32	9,986
Acquisitions and disposals(iii)	113	96	72	57	7	-	345
Organic movement	97	102	34	5	34	4	276
Reclassification(ii)	-	-	-	-	(122)	-	(122)
2016 reported	3,565	2,544	1,401	863	2,076	36	10,485
Organic movement %	3	4	3	1	2	13	3

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2015 reported	542	388	147	194	344	14	1,629
Exchange(i)	23	1	(11)	(26)	-	-	(13)
Disposals(iii)	(22)	(7)	-	(11)	(1)	(2)	(43)
2015 adjusted	543	382	136	157	343	12	1,573
Acquisitions and disposals(iii)	8	2	6	10	-	-	26
Organic movement	(10)	20	1	-	(42)	(6)	(37)
2016 reported	541	404	143	167	301	6	1,562
Organic movement %	(2)	5	1	-	(12)	(50)	(2)

Operating profit before exceptional items
2015 reported	1,448	804	318	263	356	(123)	3,066
Exchange(i)	77	(24)	(67)	(57)	(5)	(7)	(83)
Acquisitions and disposals(iii)	(55)	(34)	(5)	(17)	(1)	(2)	(114)
2015 adjusted	1,470	746	246	189	350	(132)	2,869
Acquisitions and disposals(iii)	25	10	(7)	12	1	(1)	40
Organic movement	56	45	(27)	(2)	44	(17)	99
2016 reported	1,551	801	212	199	395	(150)	3,008
Organic movement %	4	6	(11)	(1)	13	(13)	3
Organic operating margin %
2016	44.2%	32.3%	16.5%	23.2%	18.0%	n/a	28.9%
2015	43.8%	31.8%	19.0%	23.6%	16.2%	n/a	28.7%
Margin improvement/(decline) (bps)	39	51	(252)	(39)	176	n/a	19

(1) For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see additional financial information and notes 2.
(2) Percentages and margin improvement/(decline) are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(i) The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Nigerian naira, the South African rand, the Venezuelan bolivar, the Brazilian real and the Turkish lira, partially offset by the US dollar.
()
Following a review of the third party production arrangements in India it was determined to be more appropriate to ensure consistent reporting by reclassifying the excise duties payable by the third party production companies as excise duties. This change was implemented by USL in its first three months of its financial year ended 30 June 2016, and resulted in net sales for the year ended 30 June 2016 reducing by £122 million with a corresponding decrease in cost of sales. There was no impact on gross or operating profit.
(iii) In the year ended 30 June 2016 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

					Operating
	Volume	Sales	Net sales	Marketing	profit
	equ. units million	£ million	£ million	£ million	£ million
Year ended 30 June 2015
Acquisitions
Integration costs	-	-	-	-	7
	-	-	-	-	7
Disposals
North America Wines and Percy Fox	(2.2)	(386)	(343)	(18)	(58)
Grand Marnier	(0.2)	(26)	(20)	-	(2)
Bouvet	(0.1)	(16)	(16)	(1)	(2)
Argentina	(0.6)	(38)	(33)	(3)	(4)
South Africa	(0.2)	(27)	(15)	-	(3)
Jamaica and Red Stripe	(1.1)	(133)	(107)	(11)	(23)
Bushmills	(0.7)	(65)	(50)	(8)	(23)
USL owned to franchise	(3.2)	(29)	(17)	-	-
Gleneagles	-	(48)	(48)	(2)	(4)
Other	(0.1)	(8)	(6)	-	(2)
	(8.4)	(776)	(655)	(43)	(121)

Acquisitions and disposals	(8.4)	(776)	(655)	(43)	(114)
Year ended 30 June 2016
Acquisitions

Don Julio	0.3	34	22	6	23
United National Breweries	2.6	44	44	1	4
South Africa	0.3	35	23	5	(11)
Argentina	-	1	1	-	-
Transaction costs	-	-	-	-	(1)
	3.2	114	90	12	15
Disposals
North America Wines and Percy Fox	1.1	181	161	8	12
Grand Marnier	0.3	28	22	-	3
Bouvet	-	7	7	-	1
Argentina	0.3	19	16	2	-
South Africa	0.1	9	4	-	(1)
Jamaica and Red Stripe	0.5	52	41	4	7
Bushmills	-	3	2	-	1
Other	-	1	2	-	2
	2.3	300	255	14	25

Acquisitions and disposals	5.5	414	345	26	40

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the years ended 30 June 2016 and 30 June 2015 are set out in the table below.

	2016	2015
	£ million	£ million

Profit attributable to equity shareholders of the parent company	2,244	2,381
Exceptional operating items attributable to equity shareholders of the parent company	171	268
Non-operating items attributable to equity shareholders of the parent company	(115)	(373)
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	(58)	(51)
	2,242	2,225

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,508	2,505
Dilutive potential ordinary shares	10	12
	2,518	2,517

	pence	pence
Basic earnings per share before exceptional items	89.4	88.8

Diluted earnings per share before exceptional items	89.0	88.4

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for loans receivable and other investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses.
The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the years ended 30 June 2016 and 30 June 2015 are set out in the table below:

	2016	2015
	£ million	£ million

Net cash from operating activities	2,548	2,551
Disposal of property, plant and equipment and computer software	57	52
Purchase of property, plant and equipment and computer software	(506)	(638)
Movements in loans and other investments	(2)	(2)
Free cash flow	2,097	1,963

Operating cash conversion
Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends received from associates, maturing inventories, other items and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The ratio is stated at the budgeted exchange rate for the respective year in line with management reporting and is expressed as a percentage.

Operating cash conversion for the years ended 30 June 2016 and 30 June 2015 were as follows:

	2016	2015
	£ million	£ million

Operating profit	2,841	2,797
Exceptional operating items	167	269
Depreciation and amortisation(i)	355	371
Retranslation to budgeted exchange rates	18	146
	3,381	3,583

Cash generated from operations	3,360	3,456
Cash payments in respect of exceptional items	80	221
Post employment payments less amounts included in operating profit(i)	58	67
Net movement in maturing inventories	144	247
Dividends received from associates	(173)	(183)
Other items(i)	15	(21)
Retranslation to budgeted exchange rates	75	148
	3,559	3,935

Operating cash conversion	105.3%	109.8%

(i) excluding exceptional items

Return on average total invested capital
Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the years ended 30 June 2016 and 30 June 2015 are set out in the table below:

	2016	2015
	£ million

Operating profit	2,841	2,797
Exceptional operating items	167	269
Profit before exceptional operating items attributable to non-controlling interests	(108)	(87)
Share of after tax results of associates and joint ventures	221	175
Tax at the tax rate before exceptional items of 19.0% (2015 – 18.3%)	(593)	(577)
	2,528	2,577

Average net assets (excluding net post employment liabilities)	10,202	8,910
Average non-controlling interest	(1,558)	(1,240)
Average net borrowings	9,130	9,682
Average integration and restructuring costs (net of tax)	1,639	1,604
Goodwill at 1 July 2004	1,562	1,562
Adjustment in respect of acquisition of USL(i)	-	493
Average total invested capital	20,975	21,011

Return on average total invested capital	12.1%	12.3%

()
For the year ended 30 June 2015 average net assets were adjusted for the inclusion of USL as though it was owned throughout the year as it became a subsidiary on 2 July 2014.

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits, classified as or in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.
The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2015 and 30 June 2016 are set out in the table below:

	2016 £ million	2015 £ million

Tax before exceptional items (a)	552	517
Tax in respect of exceptional items	(56)	(51)
Taxation on profit from operations (b)	496	466

Profit from operations before taxation and exceptional items (c)	2,902	2,829
Non-operating items	123	373
Exceptional operating items	(167)	(269)
Profit before taxation (d)	2,858	2,933

Tax rate before exceptional items (a/c)	19.0%	18.3%
Tax rate after exceptional items (b/d)	17.4%	15.9%

Other definitions
Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.
Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.
Depletion is the estimated volume of the first onward sales from our direct customers, measured on an equivalent units basis.
References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).
References to reserve brands include Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc, Ketel One vodka; Don Julio, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila.
References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include, but are not limited to, Bell’s, Buchanan’s, Bundaberg, Bulleit, Cacique, Crown Royal, Don Julio, JeB, McDowell’s, Old Parr, Yenм Raki, Ketel One vodka, scotch malts, White Horse, Windsor and Ypiуca. Global giants and local stars exclude ready to drink.
References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.
References to beer include non-alcoholic products such as Malta Guinness.
References to the group include Diageo plc and its consolidated subsidiaries.

RISK FACTORS

Diageo’s products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the ’Strategic report’ section of the annual report for the year ended 30 June 2015 and under ‘Risk Factors’ in the annual report on Form 20-F for the year ended 30 June 2015.

These key risks and uncertainties include: unfavourable economic, social, or political or other developments and risks in the countries in which Diageo operates including the impact of the decision in the recent UK referendum to leave the European Union; changes in consumer preferences and tastes and adverse impacts of a declining economy, among many factors, may adversely affect demand; litigation directed at the beverage alcohol industry and other litigation; climate change, or legal, regulatory or market measures to address climate change; water scarcity or poor quality; increased costs of raw materials or energy; regulatory decisions and changes in the legal, international tax and regulatory environment could increase Diageo’s costs and liabilities, increase the effective tax rate or limit its business activities; increasing costs of monitoring and maintaining compliance with anti-corruption laws; failure to maintain Diageo’s brand image and corporate reputation; competition may reduce Diageo’s market share and margins; expected benefits may not be derived from Diageo’s business strategies or from its acquisitions or its cost-saving and restructuring programmes designed to enhance earnings; contamination, counterfeiting or other events could harm integrity of customer support for Diageo’s brands and adversely affect the sales of those brands; increased costs or shortages of talent; disruption to production facilities, business service centres or information systems (including cyber-attacks) and change programs may not deliver the benefits intended; movements in the value of Diageo’s pension funds, fluctuations in exchange rates and interest rates; failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against the directors of Diageo.

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

●
economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to reduced demand for Diageo’s products, reduced consumer spending, negative impacts on Diageo’s customer, supplier and financial counterparties or the imposition of import, investment or currency restrictions;
●
the results of the decision in the United Kingdom’s referendum on 23 June 2016 to leave the European Union, which may lead to a sustained period of economic and political uncertainty and complexity until the detailed terms of the United Kingdom’s exit from the European Union are finalised and as the United Kingdom negotiates and concludes any successor trading arrangements with other countries, and which may also negatively impact economic conditions in Europe more generally which could have an adverse impact on Diageo's business operations and financial performance;
●
changes in consumer preferences and tastes, including as a result of changes in demographic and social trends, public health regulations and travel, vacation or leisure activity patterns, or as a result of contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;
●
any litigation or other similar proceedings (including with tax, customs and other regulatory authorities), including that directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;
●
the effects of climate change and related regulations and other measures to address climate change, including any resulting impact on the cost and supply of water;
●
changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
●
legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption, advertising and data privacy; changes in tax law (including tax treaties), rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;
●
the consequences of any failure by Diageo to comply with anti-corruption and other laws and regulations or any failure of Diageo’s related internal policies and procedures to comply with applicable law;
●
ability to maintain Diageo’s brand image and corporate reputation or to adapt to a changing media environment, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;
●
increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors, that could negatively impact Diageo’s market share, distribution network, costs or pricing;
●
the effects of Diageo’s business strategies, including in relation to expansion in emerging markets and growth of participation in international premium spirits markets, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
●
Diageo’s ability to benefit from its strategy, including its ability to expand into new markets, to complete and benefit from existing or future business combinations or other transactions, to implement cost saving and productivity initiatives or to forecast inventory levels successfully;
●
contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;
●
increased costs or shortages of talent;
●
disruption to production facilities or business service centres or information systems (including cyber-attack), existing or future;
●
fluctuations in exchange rates and interest rates, which may impact the value of transactions and assets denominated in other currencies, increase the cost of financing or otherwise affect Diageo’s financial results;
●
movements in the value of the assets and liabilities related to Diageo’s pension funds;
●
renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms or at all when they expire; and
●
failure of Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2016.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report for the year ended 30 June 2016, which will be published on 9 August 2016 (and which can be found thereafter at www.diageo.com).

Each of the directors of Diageo plc confirms, "to the best of his or her knowledge, that:

●
the Annual Report for the year ended 30 June 2016, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s performance, business model and strategy;

●
the consolidated financial statements contained in the Annual Report for the year ended 30 June 2016, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group; and

●
the management report represented by the directors’ report contained in the Annual Report for the year ended 30 June 2016 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.”

The directors of Diageo plc are as follows: Dr Franz B Humer (Chairman), Ivan Menezes (Chief Executive), Kathryn Mikells (Chief Financial Officer), Lord Davies of Abersoch (Senior Non-Executive Director and Chairman of the Remuneration Committee), Philip G Scott (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Peggy B Bruzelius, Betsy D Holden, Ho Kwon Ping, Nicola Mendelsohn, Alan Stewart, Emma Walmsley and Javier Ferrán (was appointed from 22 July 2016).

Diageo will release its preliminary results for the year ended 30 June 2016 on Thursday 28 July 2016.

Webcast, presentation slides and transcript
At 08.00 (UK time) on Thursday 28 July, Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will present Diageo’s preliminary results as a webcast. This will be available to view at www.diageo.com.

The presentation slides and transcript will also be available to download from www.diageo.com at 08.00 (UK time).

A transcript of the Q&A session will be available for download on 29 July 2016 at www.diageo.com.

Live Q&A conference call and replay
Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will be hosting a Q&A conference call on Thursday 28 July 2016 at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.
From the UK	0844 571 8892
From the UK (free call)	0800 376 7922
From the USA (free call)	1 866 966 1396
International dial in number	+44 (0)20 7192 8000

The conference call is for analysts and investors only. To join the call please use the password already sent to you or email Suzanne.austin@diageo.com.

To hear a replay of the call, please use the telephone numbers below.
From the UK	0844 338 6600
From the UK (free call)	0800 953 1533
From the USA (free call)	1 866 247 4222
International dial in number	+44 (0)1452 550 000

Investor enquiries to:	Andy Ryan	+44 (0) 20 8978 6504
	Pier Falcione	+44 (0) 20 8978 4838
	Rohit Vats	+44 (0) 20 8978 1064
investor.relations@diageo.com

Media enquiries to:	Dominic Redfearn	+44 (0) 20 8978 2714
	Kirsty King	+44 (0) 20 8978 6855
	Lisa Crane	+44 (0) 20 8978 4771
global.press.office@diageo.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 28 July 2016	By: /s/John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary